Form 10-K, Exhibit 13
period 1994-01-29
STRAWBRIDGE & CLOTHIER
filed 1994-04-29
CIK 94855

STRAWBRIDGE & CLOTHIER

                             PORTIONS OF THE
                    1993 ANNUAL REPORT TO SHAREHOLDERS

CONSOLIDATED STATEMENTS
OF OPERATIONS
(in thousands, except number of shares and per share data)

- ------------------------------------------------------------------------------

                                                     Year Ended
                                      ----------------------------------------
                                      JANUARY 29     January 30     February 1
                                         1994           1993           1992
                                      ----------     ----------     ----------
Net sales, including leased
  department sales .................   $984,615       $967,794       $967,786
Other income, net of other
  deductions .......................      2,412          1,061            842
                                       --------       --------       --------
                                        987,027        968,855        968,628

Deduct:
  Cost of sales, including occupancy
    and buying costs ...............    733,901        718,582        718,927
  Selling and administrative
    expenses, net of finance
    charges ........................    171,835        166,678        169,897
  Depreciation .....................     28,829         28,322         28,710
  Interest .........................     20,909         21,446         23,048
  Provision for doubtful accounts ..      4,724          6,638          7,332
                                       --------       --------       --------
                                        960,198        941,666        947,914
                                       --------       --------       --------
Earnings before income taxes and
  cumulative  effect of accounting
  changes ..........................     26,829         27,189         20,714

Income taxes .......................      9,102          9,169          7,146
                                       --------       --------       --------
Earnings before cumulative effect
  of accounting changes ............     17,727         18,020         13,568

Cumulative effect of accounting
  changes:
    Income taxes ...................        -0-          9,750            -0-
    Retiree health care, net of
      $13,600 income taxes .........        -0-        (26,600)           -0-
                                       --------       --------       --------
                                            -0-        (16,850)           -0-
                                       --------       --------       --------

NET EARNINGS .......................   $ 17,727       $  1,170       $ 13,568
                                       ========       ========       ========

Earnings per share:
  Before cumulative effect of
    accounting changes .............      $1.71          $1.76          $1.34
  Accounting changes ...............        -0-          (1.65)           -0-
                                       --------       --------       --------
  Net earnings .....................      $1.71          $ .11          $1.34
                                       ========       ========       ========

Average shares outstanding ......... 10,324,048     10,215,742     10,099,214


See accompanying notes.

CONSOLIDATED
BALANCE SHEETS
(in thousands, except number of shares and per share data)

- ------------------------------------------------------------------------------


Assets

                                                    JANUARY 29      January 30
                                                       1994            1993
                                                    ----------      ----------
CURRENT ASSETS
Cash and equivalents .............................   $  2,860        $  5,372
Accounts receivable ..............................    205,433         184,417
  Allowance for doubtful accounts ................     (5,000)         (5,000)
                                                     --------        --------
                                                      200,433         179,417
Merchandise inventories ..........................    143,132         144,961
Deferred income taxes ............................      2,397           4,642
Prepaid expenses and other .......................      7,379           8,072
                                                     --------        --------
TOTAL CURRENT ASSETS .............................    356,201         342,464


PROPERTY, FIXTURES AND EQUIPMENT --
  on the basis of cost
Land .............................................     20,363          20,363
Buildings and improvements .......................    338,662         329,458
Store fixtures, furniture and equipment ..........    225,973         215,620
Allowance for depreciation (deduction) ...........   (288,581)       (262,424)
                                                     --------        --------
                                                      296,417         303,017
Construction in progress .........................      3,951           4,141
                                                     --------        --------
                                                      300,368         307,158

OTHER ASSETS .....................................      6,483           4,317




                                                     --------        --------
                                                     $663,052        $653,939
                                                     ========        ========

- ------------------------------------------------------------------------------


Liabilities, Preferred Stock
and Common Shareholders' Equity                     JANUARY 29      January 30
                                                       1994            1993
                                                    ----------      ----------
CURRENT LIABILITIES
Notes payable to banks ...........................   $ 43,500        $ 27,500
Accounts payable .................................     60,138          61,084
Accrued expenses .................................     20,724          20,743
Federal, state and local taxes ...................     11,203          10,689
Long-term debt and capital lease obligations
  due within one year ............................     11,055           9,934
                                                     --------        --------
TOTAL CURRENT LIABILITIES ........................    146,620         129,950

LONG-TERM DEBT -- due after one year .............    162,254         171,617

CAPITAL LEASE OBLIGATIONS -- due after one year ..     43,554          52,030

ACCRUED RETIREMENT COSTS .........................     49,795          46,700

DEFERRED INCOME TAXES ............................      3,355           5,135

OTHER LIABILITIES ................................      4,976           5,194

PREFERRED STOCK ..................................        296             474

SERIES PREFERRED STOCK -- no par value:
  authorized -- 2,000,000 shares; none issued ....        -0-             -0-

COMMON SHAREHOLDERS' EQUITY
Series A Common Stock -- par value $1 a share:
  authorized -- 20,000,000 shares; issued and
  outstanding 1993 -- 7,151,254 shares, 1992 --
  6,761,104 shares ...............................      7,151           6,761
Series B Common Stock -- par value $1 a share,
  convertible: authorized -- 20,000,000 shares;
  issued and outstanding 1993 -- 3,235,149 shares,
  1992 -- 3,196,369 shares .......................      3,235           3,196
Capital in addition to par value of shares .......    167,024         157,591
Retained earnings ................................     74,792          75,291
                                                     --------        --------
TOTAL COMMON SHAREHOLDERS' EQUITY ................    252,202         242,839
                                                     --------        --------
                                                     $663,052        $653,939
                                                     ========        ========


See accompanying notes.

CONSOLIDATED STATEMENTS OF
CASH FLOWS
(in thousands)

- ------------------------------------------------------------------------------

                                                     Year Ended
                                      ----------------------------------------
                                      JANUARY 29     January 30     February 1
                                         1994           1993           1992
                                      ----------     ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings .......................   $ 17,727       $  1,170       $ 13,568
Adjustments to reconcile net
  earnings to cash flows from
  operating activities:
    Provision for depreciation .....     28,829         28,322         28,710
    Provision for deferred income
      taxes ........................        502         (1,309)        (2,113)
    Cumulative effect of accounting
      changes ......................        -0-         16,850            -0-
    Changes in:
      Accounts receivable ..........    (21,016)       (11,443)        (5,327)
      Merchandise inventories ......      1,829        (11,690)         5,561
      Accounts payable and accrued
        expenses ...................       (965)         4,021          1,029
      Federal, state and local
        taxes ......................        514          2,713           (396)
      Other ........................      4,240           (461)         2,906
                                       --------       --------       --------
TOTAL ..............................     31,660         28,173         43,938
                                       --------       --------       --------

NET CASH USED FOR
  INVESTING ACTIVITIES
Acquisition of property, fixtures
  and equipment ....................    (22,076)       (22,588)       (16,362)
Changes in other assets ............       (879)           389          3,225
                                       --------       --------       --------
TOTAL ..............................    (22,955)       (22,199)       (13,137)
                                       --------       --------       --------

NET CASH USED FOR
  FINANCING ACTIVITIES
Additional borrowings ..............     49,255         25,000          9,395
Payment of long-term debt and
  capital lease obligations ........    (66,718)       (12,303)       (19,348)
Increase (decrease) in short-term
  notes payable ....................     16,000         (4,500)       (13,500)
Purchase of preferred stock and
  treasury stock ...................       (205)          (190)          (174)
Proceeds from issuance of common
  stock ............................      1,431          1,658          1,871
Cash dividends .....................    (10,980)       (13,080)        (7,550)
                                       --------       --------       --------
TOTAL ..............................    (11,217)        (3,415)       (29,306)
                                       --------       --------       --------
CHANGE IN CASH AND EQUIVALENTS .....     (2,512)         2,559          1,495
Cash and equivalents at beginning
  of year ..........................      5,372          2,813          1,318
                                       --------       --------       --------
CASH AND EQUIVALENTS AT END
  OF YEAR ..........................   $  2,860       $  5,372       $  2,813
                                       ========       ========       ========


See accompanying notes.

CONSOLIDATED STATEMENTS OF
COMMON SHAREHOLDERS' EQUITY
(in thousands, except per share data)

- ------------------------------------------------------------------------------
                                           CAPITAL
                                              IN
                           SERIES  SERIES  ADDITION           TREASURY
                             A       B      TO PAR             STOCK
                           COMMON  COMMON  VALUE OF  RETAINED (DEDUC-
                            STOCK   STOCK   SHARES   EARNINGS  TION)   TOTAL
                           ------  ------  --------  -------- ------- --------
Balance, February 2, 1991..$5,916  $3,241  $139,077  $ 95,919  $ -0-  $244,153
Net earnings ..............                            13,568           13,568
Cash dividends --
 common (per share:
  $1.03 Series A;
  $.92 Series B) ..........                           (10,067)         (10,067)
Cash dividends --
 preferred ................                               (35)             (35)
Stock dividend (three
 percent) .................   178      97     7,349    (7,624)             -0-
Exercise of stock options,
 employee stock purchases,
 and contribution to
 Retirement Savings Plan...   146       1     2,782                8     2,937
Conversions ...............    48     (48)                                 -0-
Treasury stock purchases...                                       (8)       (8)
                           ------  ------  --------  --------   ----- --------
Balance, February 1, 1992.. 6,288   3,291   149,208    91,761     -0-  250,548

Net earnings ..............                             1,170            1,170
Cash dividends --
 common (per share:
  $1.07 Series A;
  $.96 Series B) ..........                           (10,502)         (10,502)
Cash dividends --
 preferred ................                               (26)             (26)
Stock dividend (three
 percent) .................   193      94     6,825    (7,112)             -0-
Exercise of stock options
 and employee stock
 purchases ................    91             1,558                 1    1,650
Conversions ...............   189    (189)                                 -0-
Treasury stock purchases...                                        (1)      (1)
                           ------  ------  --------  --------   ----- --------
Balance, January 30, 1993.. 6,761   3,196   157,591    75,291     -0-  242,839

Net earnings ..............                            17,727           17,727
Cash dividends --
 common (per share:
 $1.08 Series A;
 $.99 Series B)............                           (10,963)         (10,963)
Cash dividends --
 preferred ................                               (17)             (17)
Stock dividend (three
 percent) .................   203      96     6,947    (7,246)             -0-
Exercise of stock options,
 employee stock purchases,
 and contribution to
 Retirement Savings Plan...   127       3     2,486                18    2,634
Conversions ...............    60     (60)                                 -0-
Treasury stock purchases...                                       (18)     (18)
                           ------  ------  --------  --------   ----- --------
Balance, January 29, 1994..$7,151  $3,235  $167,024  $ 74,792   $ -0- $252,202
                           ======  ======  ========  ========   ===== ========


See accompanying notes.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

- ------------------------------------------------------------------------------

The Company operates 38 retail stores, including department and self-service stores, which sell general merchandise in Philadelphia and the surrounding Delaware Valley area of Southeastern Pennsylvania, Southern New Jersey and Northern Delaware. The Company grants credit to customers, substantially all of whom are residents of its trading area.

1. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.

Inventories: Merchandise inventories are priced at cost on the last-in, first-out method.

Store Preopening Costs: Such costs are charged to expense in the year incurred.

Property, Fixtures and Equipment: Property, fixtures and equipment are recorded at cost, which is depreciated by the straight-line method over the estimated useful lives of the assets.

Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Per Share Data: Earnings per share amounts are based on the weighted average number of shares of common stock and common stock equivalents (employee stock options) outstanding during each fiscal year, after recognition of Preferred Stock dividends.

Accounting Changes: During 1992, the Company changed its methods of accounting for LIFO inventories (Note 2), retiree health care benefits (Note 4) and income taxes (Note 7).

2. INVENTORIES

If the first-in, first-out method of determining inventory cost had been used, inventories would have been $34,180,000 and $35,420,000 higher than reported at January 29, 1994 and January 30, 1993, respectively.

During 1992, the Company changed its method of determining retail price indices used in the valuation of most of its LIFO inventories. Prior to 1992, the Company used the U.S. Department of Labor's Department Store Price
Indexes to measure inflation in retail prices for all inventories. In 1992, the Company developed and used internal price indices to measure inflation in the retail prices of certain merchandise inventories. The Company believes internal indices more accurately measure inflation in the Company's retail prices for these inventories. This change reduced 1992 cost of sales by $3,948,000 compared to the prior method, resulting in an after-tax benefit of $2,606,000, or $.26 per share. The Company was not able to determine the cumulative effect of this change nor the impact on any individual year prior to 1992.

3. LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt -- due after one year consists of the following (in thousands):

                                                    JANUARY 29      January 30
                                                       1994            1993
                                                    ----------      ----------
6.625% notes due October 15, 2003 ................   $ 49,580        $    -0-
8.75% notes due November 15, 1996 ................        -0-          50,000
Series A Senior Notes, maturing equally from
  1994 to 2004 with interest at 9.2% .............     27,273          30,000
Series B Senior Notes, due September 30, 1999
  with interest at 9.0% ..........................     20,000          20,000
Mortgage notes payable, at rates ranging from
  8.50% to 10%, due in installments of $2,922
  annually, including principal and interest,
  maturing from 4 to 14 years ....................     16,310          21,162
Senior Note, due October 15, 1997 with
  interest at 7.04% ..............................     25,000          25,000
Notes payable to bank under revolving credit
  agreement with interest at 3.80% at January
  29, 1994 and 3.71% at January 30, 1993 .........     20,000          20,000
Senior Notes maturing equally from 1994 to
  1997 with interest at 11.5% ....................      4,091           5,455
                                                     --------        --------
                                                     $162,254        $171,617
                                                     ========        ========

Among other things, certain loan agreements require that the Company maintain a ratio of current assets to current liabilities of not less than 1.5.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)

- ------------------------------------------------------------------------------

Certain agreements restrict transactions reducing shareholders' equity and the amount available for such transactions at January 29, 1994 is $42,315,000. Fixed assets with a net book value of $32,890,000 are mortgaged by certain agreements.

The carrying amounts of the Company's borrowings under its short-term bank credit lines approximate their fair values. The fair value of the Company's long-term debt (including the current portion thereof) is approximately $170,000,000 at January 29, 1994 while the carrying amount is $167,723,000. Fair values were estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements. The excess of fair values over recorded amounts results because contractual borrowing rates exceed current rates on certain loans.

Under the revolving credit agreement, the Company may borrow up to $20,000,000 through October 31, 1995 with various interest rate options. The Company pays a commitment fee equal to 1/4% per annum on the unused portion of the total commitment.

The Company has unused short-term bank credit lines which are subject to annual confirmation and which aggregated $8,000,000 at January 29, 1994.

There are no compensating balance arrangements in connection with debt or credit lines.

Maturities of long-term debt for the next five fiscal years are as follows:
1994 -- $5,469,000; 1995 -- $25,733,000; 1996 -- $5,744,000; 1997 --
$30,592,000; 1998 -- $4,032,000.

Interest paid, net of amounts capitalized, was: 1993 -- $21,050,000; 1992 -- $21,242,000; 1991 -- $23,156,000.

During 1991, the Company purchased land and a building for $4,600,000, the cost of which was financed by the seller.

4. RETIREMENT BENEFITS

Defined Benefit Plans: The Company provides pension benefits for substantially all regular employees under noncontributory defined benefit pension plans. Benefits are determined based on average compensation or years of service. The Company's funding policy is to contribute amounts consistent with the minimum funding standards of the Employee Retirement Income Security Act of 1974. Plan assets consist primarily of common equity funds, stocks and fixed income securities.

Net pension cost included the following components (in thousands):

                                         1993        1992         1991
                                       --------    --------     --------
Service cost -- benefits earned
  during the period .................. $  2,488    $  2,263     $  1,874
Interest cost on projected benefit
  obligation .........................    6,562       6,137        5,685
Actual (return) on plan assets .......  (10,164)     (7,887)     (15,663)
Net amortization and deferral ........    3,601       1,595       10,475
                                       --------    --------     --------
Net pension cost ..................... $  2,487    $  2,108     $  2,371
                                       ========    ========     ========

The expected long-term rate of return on plan assets used in determining net pension cost was 9 percent.

The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheets for the Strawbridge & Clothier Employees Retirement Benefit Plan (in thousands):

                                                       1993            1992
                                                      -------        --------
Actuarial present value of benefit obligations:
  Vested .........................................    $65,593        $ 58,212
                                                      =======        ========
  Accumulated ....................................    $67,004        $ 59,464
                                                      =======        ========
  Projected ......................................    $80,084        $ 72,106
Plan assets at fair value.........................     82,989          77,300
                                                      -------        --------
Plan assets in excess of projected benefit
  obligation .....................................      2,905           5,194
Items not yet recognized:
  Net gain .......................................     (9,165)        (10,793)
  Net obligation at transition ...................        394             450
  Prior service cost .............................      2,940           3,254
                                                      -------        --------
Accrued pension cost included in consolidated
  balance sheets .................................    $(2,926)       $ (1,895)
                                                      =======        ========

The following assumptions were used in determining the actuarial present value of the projected benefit obligation:

                                                       1993            1992
                                                      -------        --------
Weighted average discount rate ...................      7.50%           8.25%
Rate of increase in compensation levels ..........       5.5%              6%

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)

- ------------------------------------------------------------------------------

The Company also sponsors an unfunded, nonqualified Deferred Compensation Plan, which provides retirement benefits for certain key executive officers. The accrued liability for this plan is included in accrued retirement costs in the accompanying balance sheets. At December 31, 1993, the accumulated benefit obligation for this plan was $8,569,000, and the projected benefit obligation was $8,942,000.

401(k) Plan: The Company has a 401(k) Retirement Savings Plan, under which employees may defer a portion of their compensation. Contingent upon there having been an increase in the Company's net earnings, as defined under the Plan, for the fiscal year ending within the Plan year, employee contributions not in excess of 4% of a participant's compensation will be matched by the Company at the rate of $.50 for each $1.00 contributed. Matching expense was $479,000, $732,000 and $420,000 for 1993, 1992 and
1991, respectively. All Company matching contributions are invested in a separate fund comprised of the Company's Series A Common Stock, 250,000 shares of which have been reserved for use under the 401(k) Plan.

Retiree Health Care Plan: The Company provides certain health care benefits for eligible retired employees. The retiree health care plan is noncontributory for retirees who were full-time regular employees of the Company and retired prior to January 1, 1993. For eligible employees retiring on or after January 1, 1993, with fifteen years of service, the plan is contributory with retiree contributions based on years of service. Cost-sharing features include deductibles and co-payment provisions. For certain participants, the Plan limits the amount of future cost increases that will be paid by the Company. Employees hired on or after January 1, 1993 are not eligible for retiree health care benefits. The Plan is funded on a pay-as-you-go basis.

Effective February 2, 1992, the Company adopted the provisions of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This new statement requires that the expected cost of retiree health care benefits be charged to expense during the years that the employees render service. The Company's past practice was to recognize these costs on a cash basis. As part of adopting the new standard, as of February 2, 1992, the Company recorded a one-time, noncash charge against earnings of $40,200,000 before taxes and $26,600,000 after taxes, or $2.60 per share. This cumulative catch-up adjustment as of February 2, 1992 represents the discounted present value of expected future retiree health care benefits attributed to employees' service rendered prior to that date. Also, the new standard resulted in additional annual expense for 1992 of $1,300,000 before taxes and $860,000 after taxes, or $0.08 per share. Prior-year financial statements have not been restated to apply the new standard. Postretirement benefit expense for 1991, recorded on the cash basis, was $1,700,000.

The following table presents the status of the Plan and the amounts recognized in the Company's consolidated balance sheets (in thousands):

                                                       1993            1992
                                                      -------        --------
Actuarial present value of accumulated
  postretirement benefit obligation:
    Retirees .....................................    $25,013         $32,580
    Active plan participants .....................      6,905           8,920
                                                      -------         -------
                                                       31,918          41,500
Unrecognized net actuarial gain...................     11,203             -0-
                                                      -------         =======
Accrued postretirement benefit cost included
  in consolidated balance sheets .................    $43,121         $41,500
                                                      =======         =======

Postretirement benefit expense included the following components (in thousands):

                                                       1993           1992
                                                      -------        -------
    Service cost .................................    $   603        $   580
    Interest cost ................................      3,437          3,310
                                                      -------        -------
                                                      $ 4,040        $ 3,890
                                                      =======        =======

The following assumptions were used in determining the accumulated postretirement benefit obligation:

                                                     1993           1992
                                                    -------        -------
Discount rate  .................................       7.5%           8.5%
Health care cost trend rate:
  Initial rate                                        13.0%          13.4%
  Ultimate rate ................................       6.0%           7.0%
  Period to ultimate rate ......................    7 YEARS        9 years

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)

- ------------------------------------------------------------------------------

rates by one percentage point would increase the accumulated postretirement benefit obligation as of January 29, 1994 by $2,777,000 and the aggregate of the service and interest cost components of postretirement benefit expense for 1993 by $326,000.

5. PREFERRED STOCK

The Preferred Stock ($100 par value) provides for $5 cumulative dividends and redemption at $105 per share (1993 -- $311,000; 1992 -- $498,000).
Sinking fund provisions require that on April 1 of each year, the Company shall redeem shares of at least $179,900 in par value. Par value of shares redeemed and retired was as follows: 1993 -- $180,300; 1992 -- $180,200;
1991 -- $186,200. Outstanding shares at fiscal year ends were: 1993 -- 2,961; 1992 -- 4,742; 1991 -- 6,549.

6. COMMON STOCK

Series A and Series B shares are entitled to one and ten votes per share, respectively. Series B shares are convertible on a share-for-share basis into Series A shares. Series A shares are freely transferable while Series B shares are only transferable to certain permitted transferees. Series A Common Stock is entitled to cash dividends at least 10% higher than any cash dividend declared on Series B Common Stock.

The Company offers Series A Common Stock to employees for purchase through payroll deductions under its 1991 Employee Stock Purchase Plan. The purchase price is 85% of the closing market price on the offering date or the purchase date, whichever is lower. During fiscal 1993, 1992 and 1991, respectively, 74,499, 91,183 and 105,686 shares were issued under the Plan at average prices of $19.23, $18.19 and $17.38. As of January 29, 1994, 478,598 shares of Series A Common Stock were available for use under the Plan.

The Company also has stock option plans which provide for granting to key employees qualified and nonqualified options to purchase common stock of the Company. Generally, options are granted for a term of ten years and become exercisable immediately. During fiscal 1993, 1992 and 1991, respectively, 3,154 shares, 95 shares and 1,542 shares were issued upon exercise of options at average prices of $22.46, $23.53 and $23.53.
Options to purchase 469,581 shares of Series A Common Stock and 146,020 shares of Series B Common Stock at an average exercise price of $25.15 were outstanding at January 29, 1994, of which 456,850 and 146,020 options, respectively, were exercisable. As of January 29, 1994, 69,210 shares of Series A Common Stock remain available for grant of options.

Effective in fiscal 1993, the Company established a dividend reinvestment and stock purchase plan, whereby shareholders may invest cash dividends and optional cash payments in Series A Common Stock. The Company has registered 2,060,000 shares for issuance under the plan, of which 2,050,513 remain available for issuance at January 29, 1994.

7. INCOME TAXES

Effective February 2, 1992, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes." As permitted under the new rules, prior years' financial statements were not restated. The cumulative effect of adopting Statement 109 as of February 2, 1992 was to increase 1992 net earnings by $9,750,000, or $.95 per share.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax liabilities and assets are as follows (in thousands):

                                                       1993           1992
                                                      -------        -------
Deferred tax liabilities:
    Depreciation ................................     $22,334        $23,295
    Other -- net ................................       3,747            741
                                                      -------        -------
                                                       26,081         24,036
Deferred tax assets:
    Retiree health care obligation ..............      15,096         14,042
    Accruals and reserves .......................      10,027          9,501
                                                      -------        -------
                                                       25,123         23,543
                                                      -------        -------
Net deferred tax liabilities ....................     $   958        $   493
                                                      =======        =======

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)

- ------------------------------------------------------------------------------

The components of income tax expense attributable to earnings before cumulative effect of accounting changes are as follows (in thousands):

                                                      Deferred
                                    Liability Method   Method
                                       1993    1992     1991
                                    --------- ------  --------
Current:
   Federal .......................   $8,299  $10,172  $ 7,837
   State .........................      301      306    1,422
                                     ------  -------  -------
                                      8,600   10,478    9,259
Deferred:
   Federal .......................      146   (1,163)  (1,641)
   State .........................      356     (146)    (472)
                                     ------  -------  -------
                                        502   (1,309)  (2,113)
                                     ------  -------  -------
                                     $9,102  $ 9,169  $ 7,146
                                     ======  =======  =======

The components of the deferred income tax benefit for fiscal 1991 are as follows (in thousands):

                                                 1991
                                                -------
Depreciation .................................. $  (413)
Other, principally nondeductible expenses .....  (1,700)
                                                -------
                                                $(2,113)
                                                =======

A reconciliation of the effective income tax rate with the statutory federal income tax rate is as follows:

                                                      Deferred
                                    Liability Method   Method
                                       1993    1992     1991
                                    --------- ------  --------
Federal tax rate .................    35.0%   34.0%    34.0%
State taxes, net of federal
  benefit.........................     1.6     0.4      3.0
Jobs tax credit ..................    (1.9)   (1.2)    (2.9)
Other ............................    (0.8)    0.5      0.4
                                      ----    ----     ----
                                      33.9%   33.7%    34.5%
                                      ====    ====     ====

Income taxes paid were as follows: 1993 -- $8,587,000; 1992 -- $8,465,000;
1991 -- $9,978,000.

8. COMMITMENTS

Leases:
Capital lease assets, which are included in property, fixtures and equipment, are as follows (in thousands):

                                               JANUARY 29    January 30
                                                  1994          1993
                                               ----------    ----------
Land ........................................   $  2,696      $  2,926
Buildings ...................................     75,027        78,823
Store fixtures and equipment ................      3,887         5,288
                                                --------      --------
                                                  81,610        87,037
Allowance for amortization
  (deduction) ...............................    (36,550)      (36,844)
                                                --------      --------
                                                $ 45,060      $ 50,193
                                                ========      ========

Amortization of capital lease assets is included in depreciation expense.

Future minimum rental commitments as of January 29, 1994, for all noncancelable leases are as follows (in thousands):

                             Capital   Operating
Fiscal Year                  Leases*    Leases*
- -----------                 --------   ---------
1994 ...................... $  9,618    $ 5,090
1995 ......................    6,471      4,407
1996 ......................    6,502      3,620
1997 ......................    6,523      3,199
1998 ......................    6,556      3,146
Thereafter ................   44,872     20,655
                            --------    -------
Total minimum rental
  commitments .............   80,542    $40,117
                                        =======
Estimated executory costs..   (1,296)
Imputed interest ..........  (30,106)
                            --------
Present value of net
  minimum lease payments .. $ 49,140
                            ========

*These amounts have not been reduced by future noncancelable sublease rentals of $6,956.

All real estate leases include renewal options for periods ranging from 5 to 100 years. Most of these leases include options to purchase at specified times. In most instances, the Company pays real estate taxes, insurance and maintenance costs. There are no guarantees, related obligations or restrictions in connection with the lease agreements.

Total net rental expense amounted to (in thousands):

                                         1993     1992     1991
                                        ------   ------  -------
Minimum rentals ......................  $5,861   $6,802  $ 5,949
Contingent rentals, based on sales ...   1,288    1,276    1,284
Sublease rentals .....................    (831)    (659)    (913)
                                        ------   ------  -------
                                        $6,318   $7,419  $ 6,320
                                        ======   ======  =======

Other:
Estimated cost to complete construction in progress at January 29, 1994 is approximately $3,300,000.

STATEMENT OF MANAGEMENT RESPONSIBILITY
- ------------------------------------------------------------------------------

Strawbridge & Clothier management is responsible for the financial statements and information presented in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles and include certain amounts based on management's best estimates and judgements.

The Company maintains a system of internal accounting controls, which provides for appropriate division of responsibility and the application of written policies and procedures. The system is designed to provide reasonable assurance, at suitable costs, that assets are safeguarded and that transactions are executed in accordance with appropriate authorization and are recorded and reported properly. An important element of the internal control environment is an ongoing internal audit program.

The financial statements have been audited by Ernst & Young, independent auditors, whose report appears below. Their audit includes an evaluation of the internal control structure and selected tests of transactions and records. Their audit is intended to provide a reasonable level of assurance that the financial statements are free of material misstatement.

The Audit Committee of the Board of Directors is responsible for recommending the independent auditors to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically with the independent auditors and the internal auditors to consider the scope and results of their audits and to discuss other significant matters regarding internal accounting controls and financial reporting. The independent auditors and the internal auditors have unrestricted access to the Audit Committee.


REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS
- ------------------------------------------------------------------------------

To the Shareholders of
Strawbridge & Clothier

We have audited the accompanying consolidated balance sheets of Strawbridge & Clothier as of January 29, 1994 and January 30, 1993, and the related consolidated statements of operations, common shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 29, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Strawbridge & Clothier at January 29, 1994 and January 30, 1993, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended January 29, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 2, 4, and 7 to the financial statements, in 1992 the Company changed its method of determining retail price indices used in the valuation of LIFO inventories, and changed its methods of accounting for postretirement benefits other than pensions and for income taxes.

Philadelphia, Pennsylvania
March 23, 1994                                                ERNST & YOUNG

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

- ------------------------------------------------------------------------------

OPERATIONS

    Sales for fiscal 1993 were $984,615,000, an increase of 1.7% over sales of $967,794,000 in fiscal 1992, which were virtually even with sales in fiscal 1991. The 1993 sales result reflects a strong Christmas selling season, offset by poor weather conditions in the Company's trading area during much of the first quarter of fiscal 1993 and January 1994. Sales for all three years were affected by an economic slowdown in the northeast section of the country. Early fiscal 1994 sales results have also been adversely impacted by severe weather conditions, but there are indications that consumer buying patterns in the Company's trading area could improve as fiscal 1994 progresses.

    Earnings for fiscal year 1993 were $17,727,000, a decrease of 1.6% from 1992 earnings of $18,020,000 before accounting changes. Earnings for 1991 were $13,568,000. The slight decline in fiscal 1993 can be attributed to increased markdowns taken to stimulate sales, a reduced LIFO benefit and increased advertising expenses. These items were partially offset by decreases in bad debt write-offs and interest expense. The improvement in 1992 earnings before accounting changes reflected higher finance charge income, lower interest expense and a change in the Company's method of accounting for LIFO inventories, which is discussed below. In 1992, the Company early-adopted two significant new accounting rules, in both cases following the cumulative effect approach. The Company changed to the accrual method of accounting for retiree health care benefits, as required by FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which resulted in a one-time, noncash charge against earnings upon adoption of $26,600,000, after taxes, or $2.60 per share and an additional expense in 1992 of $860,000 after taxes, or $.08 per share. The Company also adopted the liability method of accounting for income taxes which resulted in an increase to net earnings of $9,750,000, or $.95 per share. (See Notes 4 and 7 to the accompanying financial statements regarding these changes.)

    Cost of sales, including occupancy and buying costs, was 74.5% of sales in 1993, compared to 74.2% in 1992 and 74.3% in 1991. Cost of sales for 1993 and 1992 was negatively impacted by increased markdowns taken to stimulate sales and respond to competitive pressures in a difficult economic climate. This negative impact was partially offset in 1993 by a reduction in occupancy and buying costs. The impact of the LIFO method of accounting for inventories (benefits of $1,239,000 and $2,380,000 in 1993 and 1992 and a charge of $3,325,000 in 1991) is reflected in cost of sales. In 1992, the Company changed to the use of internal price indices for purposes of determining certain LIFO inventories. The Company believes the internal indices more accurately measure inflation in its inventories than the government indices previously used. This change reduced 1992 cost of sales by $3,948,000 compared to the prior method. (See Note 2 to the accompanying financial statements regarding this change.)

    Selling and administrative expenses, net of finance charges, were 17.5% of sales in 1993, compared to 17.2% of sales in 1992 and 17.6% of sales in 1991. The 1993 increase reflects a planned increase in advertising expenses to stimulate sales and tight control of other operating expenses. Both 1993 and 1992 reflect increased finance charge income in relation to 1991, which resulted from reduced minimum payment requirements on the Company's flexible charge accounts.

    Depreciation expense as a percentage of sales was comparable for all three years, at 2.9% of sales in 1993 and 1992 and 3.0% of sales in 1991. Interest expense was 2.1% of sales in 1993 compared with 2.2% in 1992 and 2.4% in 1991. Interest expense has declined due to a combination of refinancing high-rate long-term debt and lower interest rates on short-term borrowings. Short-term borrowing rates are expected to increase in 1994. The 1993 provision for doubtful accounts decreased $1,914,000 compared to 1992, which had decreased from 1991 by $694,000. This result reflects decreased write-offs of accounts receivable as a result of improved aging due in part to a change in payment policy. The increase in the effective tax rate to 33.9% in 1993 from 33.7% in 1992 resulted from the increase in the statutory federal income tax rate from 34.0% to 35.0%, partially offset by increased jobs tax credits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS (CONTINUED)

- ------------------------------------------------------------------------------

FINANCIAL CONDITION AND LIQUIDITY

    Cash provided by operating activities for 1993 was $31.7 million compared to $28.2 million in 1992 and $43.9 million in 1991. The slight increase in 1993 was a result of careful control of inventory levels, partially offset by reduced collections of accounts receivable as a result of lower, more competitive, minimum payment requirements on the Company's charge accounts. Cash provided by operating activities in 1992 decreased from 1991 due to increased inventory purchases and reduced accounts receivable collections.

    The Company's capital expenditures were $22.1 million, $22.6 million and $16.4 million in fiscal 1993, 1992 and 1991, respectively. Capital expenditures for 1993 included the renovation of the women's apparel area of the Philadelphia store, the total renovation of the Marlton and Blackwood Clover stores and other smaller renovation projects.

    Cash used for financing activities was $11.2 million, $3.4 million and $29.3 million in fiscal 1993, 1992 and 1991, respectively. In October 1993, the Company completed a public offering of $50,000,000 of 6.625% Notes due 2003. The net proceeds of $49,255,000 were used, together with other short-term borrowings, to redeem $50,000,000 of the Company's 8.75% Notes due 1996 at a price equal to their principal amount plus interest accrued to the redemption date. This refinancing will result in annual interest expense savings in excess of $1.0 million.

    The Company has $30.0 million in confirmed bank credit lines. At January 29, 1994, $22.0 million of these confirmed lines were in use, in addition to $21.5 million of unconfirmed lines. Long-term debt and capital lease obligations were 44.9% of capitalization at the end of fiscal 1993, compared to 47.9% at the end of the prior fiscal year.

    Anticipated capital expenditures for 1994 of $26.2 million include the renovation of the Mercerville and Cheltenham Clover stores and the renovation of the fourth floor of the Philadelphia department store. An additional $24.6 million is planned for capital expenditures in 1995, which includes the opening of one Clover store and the renovation of three Clover stores. The funding for these capital expenditures is expected to be generated from operations and additional long-term financing. The Company continually investigates potential sites for new stores, and capital expenditure plans may change as opportunities for new stores develop.

    The Company believes its relations with banks and other credit sources are good and that it has considerable flexibility in deciding how to fund future capital expenditures and maturities of long-term debt.

- ------------------------------------------------------------------------------

ANNUAL MEETING

The Annual Meeting of shareholders will be held on Wednesday, May 25, 1994, at 11:00 AM in the auditorium on the eighth floor of the Company's
Main Store at 801 Market Street, Philadelphia, PA. All shareholders are cordially invited to attend.

Corporate Headquarters
801 Market Street
Philadelphia, PA 19107-3199
Phone (215) 629-6000

Independent Auditors
Ernst & Young

General Counsel
Morgan, Lewis & Bockius

TRANSFER AGENTS

Shareholder inquiries for the Common Stock and the Preferred Stock should be directed to:

Mellon Bank, N.A.
P.O. Box 444
Pittsburgh, PA 15230
Phone 1-800-526-0801

TEN-YEAR FINANCIAL SUMMARY
(amounts in thousands, except per share data)


                        1993      1992      1991      1990   1989(1)      1988      1987      1986      1985      1984(1)
- ----------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net Sales ......... $984,615  $967,794  $967,786  $981,668  $950,306  $904,196  $814,313  $739,117  $686,929  $630,497
- ----------------------------------------------------------------------------------------------------------------------
Cost of Sales .....  733,901   718,582   718,927   730,048   687,713   660,412   592,309   536,932   494,936   452,954
- ----------------------------------------------------------------------------------------------------------------------
Interest Expense ..   20,909    21,446    23,048    25,481    25,386    22,112    17,694    17,066    18,258    15,114
- ----------------------------------------------------------------------------------------------------------------------
Earnings Before
 Income Taxes and
 Cumulative Effect
 of Accounting
 Changes ..........   26,829    27,189    20,714    28,606    51,726    45,026    48,739    41,734    46,755    49,286
- ----------------------------------------------------------------------------------------------------------------------
Income Taxes ......    9,102     9,169     7,146    11,385    20,567    17,756    21,725    21,042    22,669    24,611
- ----------------------------------------------------------------------------------------------------------------------
Earnings Before
 Cumulative Effect
 of Accounting
 Changes ..........   17,727    18,020    13,568    17,221    31,159    27,270    27,014    20,692    24,086    24,675
- ----------------------------------------------------------------------------------------------------------------------
Net Earnings ......   17,727     1,170(3) 13,568    17,221    31,159    27,270    27,014    20,692    24,086    24,675

OTHER OPERATING DATA
Depreciation ...... $ 28,829  $ 28,322  $ 28,710  $ 27,910  $ 24,565  $ 21,904  $ 18,812  $ 16,911  $ 14,815  $ 13,396
- ----------------------------------------------------------------------------------------------------------------------
Rent ..............    6,318     7,419     6,320     4,475     4,088     4,229     3,704     3,183     2,596     2,254
- ----------------------------------------------------------------------------------------------------------------------
Taxes Other Than
 Income Taxes .....   25,050    25,164    25,627    25,020    23,777    21,965    20,581    18,896    17,691    16,818
- ----------------------------------------------------------------------------------------------------------------------
Cash Dividends:
 Preferred Stock ..       17        26        35        43        53        62        69        70        72        77
- ----------------------------------------------------------------------------------------------------------------------
 Common Stock .....   10,963    10,502    10,067     9,540     8,837     8,178     6,365     5,631     4,662     4,106
- ----------------------------------------------------------------------------------------------------------------------
Stock Dividends on
 Common Stock             3%        3%        3%        7%        7%        7%        7%        7%        7%        7%

PER SHARE OF
COMMON STOCK(2)
Earnings Before
 Cumulative Effect
 of Accounting
 Changes .......... $   1.71  $   1.76  $   1.34  $   1.72  $   3.13  $   2.77  $   2.76  $   2.12  $   2.52  $   2.17
- ----------------------------------------------------------------------------------------------------------------------
Net Earnings ......     1.71       .11(3)   1.34      1.72      3.13      2.77      2.76      2.12      2.52      2.17
- ----------------------------------------------------------------------------------------------------------------------
Cash Dividends on
 Series A Common
 Stock ............     1.08      1.07      1.03       .99       .92       .84       .68       .33        --        --
- ----------------------------------------------------------------------------------------------------------------------
Cash Dividends on
 Series B Common
 Stock ............      .99       .96       .92       .90       .85       .79       .60       .29        --        --
- ----------------------------------------------------------------------------------------------------------------------
Cash Dividends on
 Common Stock .....       --        --        --        --        --        --        --       .27       .49       .36
- ----------------------------------------------------------------------------------------------------------------------
Book Value ........    24.28     23.68     24.66     24.40     23.69     21.43     19.50     17.39     15.79     13.75

FINANCIAL DATA
Working Capital ... $209,581  $212,514  $184,641  $171,504  $188,411  $178,906  $186,028  $165,418  $148,973  $126,201
- ----------------------------------------------------------------------------------------------------------------------
Property, Fixtures
 & Equipment --
 Net ..............  300,368   307,158   312,876   322,059   301,228   279,337   233,508   197,801   188,468   184,922
- ----------------------------------------------------------------------------------------------------------------------
Total Assets ......  663,052   653,939   631,987   645,603   618,546   593,278   518,289   472,639   454,811   430,633
- ----------------------------------------------------------------------------------------------------------------------
Long-Term Debt ....  162,254   171,617   156,237   158,880   167,188   154,267   128,685   115,271   105,790   101,032
- ----------------------------------------------------------------------------------------------------------------------
Capital Lease
 Obligations ......   43,554    52,030    55,481    59,370    59,179    63,773    63,351    58,780    61,565    65,551
- ----------------------------------------------------------------------------------------------------------------------
Redeemable
 Preferred Stock ..      296       474       655       814     1,022     1,199     1,384     1,384     1,431     1,444
- ----------------------------------------------------------------------------------------------------------------------
Common Shareholders'
 Equity ...........  252,202   242,839   250,548   244,153   234,777   210,761   190,050   167,922   151,504   130,982
- ----------------------------------------------------------------------------------------------------------------------
Number of
 Common Shares
 Outstanding ......   10,386     9,957     9,579     9,157     8,478     7,860     7,281     6,744     6,259     3,873
- ----------------------------------------------------------------------------------------------------------------------
Square Feet of
 Store Space           5,744     5,744     5,744     5,674     5,591     5,487     5,088     5,088     5,007     4,922


(1) 53-week fiscal year

(2) Weighted average shares outstanding were: 1993 -- 10,324; 1992 --
    10,216; 1991 -- 10,099; 1990 -- 9,988; 1989 -- 9,965; 1988 -- 9,835;
    1987 -- 9,780; 1986 -- 9,744; 1985 -- 9,569; 1984 -- 11,387.  Net earnings give effect to dividend requirements of the preferred stock.

(3) Includes cumulative effect adjustments relating to accounting changes for income taxes ($9,750 benefit; $.95 per share) and retiree health care benefits ($26,600 charge; $2.60 per share) and reduced cost of sales of $3,948 as a result of a change in LIFO accounting method, resulting in an after-tax benefit of $2,606 or $.26 per share.

16                                                                          17


QUARTERLY RESULTS
OF OPERATIONS
(in thousands, except per share data)

- -------------------------------------------------------------------------------------------------
                          FIRST               SECOND              THIRD               FOURTH
                      1993      1992      1993      1992      1993      1992      1993      1992
                      ----      ----      ----      ----      ----      ----      ----      ----
Net sales ........ $197,151  $205,608  $225,018  $214,425  $223,639  $215,737  $338,807  $332,024
Gross profit .....   44,414    50,430    51,384    49,207    56,698    53,892    98,218    95,683
Earnings (loss)
 before cumulative
 effect of
 accounting
 changes .........   (4,255)   (1,144)   (1,425)   (1,792)       69    (1,332)   23,338    22,288
Net earnings
 (loss)(1)(2) ....   (4,255)  (17,994)   (1,425)   (1,792)       69    (1,332)   23,338    22,288
Earnings (loss)
 per common share:
 Before cumulative
 effect of
 acounting
 changes .........     (.41)     (.11)     (.14)     (.17)      .01      (.13)     2.25      2.17
Net earnings
 (loss)(1)(2) ....     (.41)    (1.76)     (.14)     (.17)      .01      (.13)     2.25      2.17


(1) First quarter 1992 results reflect the cumulative effect of a change in accounting for retiree medical benefits of ($26,600) or ($2.60) per share and the $9,750 or $.95 per share cumulative effect of a change in accounting for income taxes.

(2) Provision for the LIFO method of accounting for inventories and cost of sales had the effect of increasing earnings per common share by $.20 and $.28 for the 1993 and 1992 fourth quarters, respectively.


MARKET AND DIVIDEND
INFORMATION
- ------------------------------------------------------------------------------

The Company's Series A Common Stock is traded on the over-the-counter market. There is no trading market for Series B Common Stock but it is readily convertible at any time into Series A Common Stock on a share-for-share basis. The number of shareholders of record as of January 3, 1994 was 5,668 for Series A and 253 for Series B. The following table indicates quarterly cash dividends per common share and the range of high and low price quotations for the Series A Common Stock by quarter during the last two fiscal years, as obtained through NASDAQ.

                    FIRST          SECOND           THIRD          FOURTH
                1993    1992    1993    1992    1993    1992    1993    1992
                ----    ----    ----    ----    ----    ----    ----    ----
Cash dividends
 per common
 share:
  Series A .. $  .27  $  .26  $  .27  $  .27  $  .27  $  .27  $  .27  $  .27
  Series B ..    .24     .24     .25     .24     .25     .24     .25     .24
Common stock
 price range:
   High .....  25.50   26.75   24.75   25.75   21.75   22.50   23.50   25.50
   Low ......  23.25   22.50   21.00   20.00   19.25   18.75   20.75   21.50

18