Form 10-K, Exhibit 13
period 1995-01-28
STRAWBRIDGE & CLOTHIER
filed 1995-04-27
CIK 94855

STRAWBRIDGE & CLOTHIER

                             PORTIONS OF THE
                    1994 ANNUAL REPORT TO SHAREHOLDERS

CONSOLIDATED STATEMENTS
OF OPERATIONS
(in thousands, except number of shares and per share data)

- ------------------------------------------------------------------------------

                                                     Year Ended
                                      ----------------------------------------
                                      JANUARY 28     January 29     January 30
                                         1995           1994           1993
                                      ----------     ----------     ----------
Net sales ..........................  $1,003,524      $984,615       $967,794
Other income, net of other
  deductions .......................       3,265         2,412          1,061
                                      ----------      --------       --------
                                       1,006,789       987,027        968,855

Deduct:
  Cost of sales, including occupancy
    and buying costs ...............     745,251       733,901        718,582
  Selling and administrative
    expenses, net of finance
    charges ........................     172,029       171,835        166,678
  Depreciation .....................      29,587        28,829         28,322
  Interest .........................      19,551        20,909         21,446
  Provision for doubtful accounts ..      10,281         4,724          6,638
                                      ----------      --------       --------
                                         976,699       960,198        941,666
                                      ----------      --------       --------
Earnings before income taxes and
  cumulative  effect of accounting
  changes ..........................      30,090        26,829         27,189

Income taxes .......................      10,058         9,102          9,169
                                      ----------      --------       --------
Earnings before cumulative effect
  of accounting changes ............      20,032        17,727         18,020

Cumulative effect of accounting
  changes:
    Income taxes ...................         -0-           -0-          9,750
    Retiree health care, net of
      $13,600 income taxes .........         -0-           -0-        (26,600)
                                      ----------      --------       --------
                                             -0-           -0-        (16,850)
                                      ----------      --------       --------

NET EARNINGS .......................  $   20,032      $ 17,727       $  1,170
                                      ==========      ========       ========

Earnings per share:
  Before cumulative effect of
    accounting changes .............       $1.92         $1.71          $1.76
  Accounting changes ...............         -0-           -0-          (1.65)
                                      ----------      --------       --------
  Net earnings .....................       $1.92         $1.71          $ .11
                                      ==========      ========       ========

Average shares outstanding .........  10,426,277    10,324,048     10,215,742


See accompanying notes.

CONSOLIDATED
BALANCE SHEETS
(in thousands, except number of shares and per share data)

- ------------------------------------------------------------------------------


Assets

                                                    JANUARY 28      January 29
                                                       1995            1994
                                                    ----------      ----------
CURRENT ASSETS
Cash and equivalents .............................   $  1,575        $  2,860
Accounts receivable ..............................    167,487         205,433
  Allowance for doubtful accounts ................     (5,544)         (5,000)
                                                     --------        --------
                                                      161,943         200,433
Merchandise inventories ..........................    143,790         143,132
Deferred income taxes ............................      3,975           2,397
Prepaid expenses and other .......................     11,219           7,379
                                                     --------        --------
TOTAL CURRENT ASSETS .............................    322,502         356,201


PROPERTY, FIXTURES AND EQUIPMENT --
  on the basis of cost
Land .............................................     20,311          20,363
Buildings and improvements .......................    352,411         338,662
Store fixtures, furniture and equipment ..........    238,136         225,973
Allowance for depreciation (deduction) ...........   (315,105)       (288,581)
                                                     --------        --------
                                                      295,753         296,417
Construction in progress .........................     12,408           3,951
                                                     --------        --------
                                                      308,161         300,368

OTHER ASSETS .....................................      9,129           6,483




                                                     --------        --------
                                                     $639,792        $663,052
                                                     ========        ========

- ------------------------------------------------------------------------------

Liabilities and
Shareholders' Equity                                JANUARY 28      January 29
                                                       1995            1994
                                                    ----------      ----------
CURRENT LIABILITIES
Notes payable to banks ...........................   $  6,500        $ 43,500
Accounts payable .................................     59,500          60,138
Accrued expenses .................................     24,665          20,724
Federal, state and local taxes ...................     15,357          11,203
Dividends payable ................................      2,798             -0-
Long-term debt and capital lease obligations
  due within one year ............................      8,426          11,055
                                                     --------        --------
TOTAL CURRENT LIABILITIES ........................    117,246         146,620

LONG-TERM DEBT -- due after one year .............    161,442         162,254

CAPITAL LEASE OBLIGATIONS -- due after one year ..     40,848          43,554

ACCRUED RETIREMENT COSTS .........................     51,105          49,795

DEFERRED INCOME TAXES ............................        -0-           3,355

OTHER LIABILITIES ................................      6,799           5,272

SERIES PREFERRED STOCK -- no par value:
  authorized -- 2,000,000 shares; none issued ....        -0-             -0-

SHAREHOLDERS' EQUITY
Series A Common Stock -- par value $1 a share:
  authorized -- 20,000,000 shares; issued and
  outstanding 1994 -- 7,291,482 shares, 1993 --
  7,151,254 shares ...............................      7,291           7,151
Series B Common Stock -- par value $1 a share,
  convertible: authorized -- 20,000,000 shares;
  issued and outstanding 1994 -- 3,170,343 shares,
  1993 -- 3,235,149 shares .......................      3,170           3,235
Capital in addition to par value of shares .......    168,222         167,024
Retained earnings ................................     83,669          74,792
                                                     --------        --------
TOTAL SHAREHOLDERS' EQUITY .......................    262,352         252,202
                                                     --------        --------
                                                     $639,792        $663,052
                                                     ========        ========


See accompanying notes.

CONSOLIDATED STATEMENTS OF
CASH FLOWS
(in thousands)

- ------------------------------------------------------------------------------

                                                     Year Ended
                                      ----------------------------------------
                                      JANUARY 28     January 29     January 30
                                         1995           1994           1993
                                      ----------     ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings .......................   $ 20,032       $ 17,727       $  1,170
Adjustments to reconcile net
  earnings to cash flows from
  operating activities:
    Depreciation ...................     29,587         28,829         28,322
    Deferred income taxes
      (benefit) ....................     (5,377)           502         (1,309)
    Cumulative effect of accounting
      changes ......................        -0-            -0-         16,850
    Sale of accounts receivable ....     50,000            -0-            -0-
    Changes in:
      Accounts receivable ..........    (11,510)       (21,016)       (11,443)
      Merchandise inventories ......       (658)         1,829        (11,690)
      Accounts payable and accrued
        expenses ...................      3,303           (965)         4,021
      Federal, state and local
        taxes ......................      4,154            514          2,713
      Other ........................      3,481          4,240           (461)
                                       --------       --------       --------
TOTAL ..............................     93,012         31,660         28,173
                                       --------       --------       --------

NET CASH USED FOR
  INVESTING ACTIVITIES
Acquisition of property, fixtures
  and equipment ....................    (37,970)       (22,076)       (22,588)
Changes in other assets ............     (5,917)          (879)           389
                                       --------       --------       --------
TOTAL ..............................    (43,887)       (22,955)       (22,199)
                                       --------       --------       --------

NET CASH USED FOR
  FINANCING ACTIVITIES
Long-term borrowings ...............      5,000         49,255         25,000
Payment of long-term debt and
  capital lease obligations ........    (11,147)       (66,718)       (12,303)
Change in short-term notes
  payable ..........................    (37,000)        16,000         (4,500)
Proceeds from stock transactions ...      1,094          1,226          1,468
Cash dividends .....................     (8,357)       (10,980)       (13,080)
                                       --------       --------       --------
TOTAL ..............................    (50,410)       (11,217)        (3,415)
                                       --------       --------       --------
CHANGE IN CASH AND EQUIVALENTS .....     (1,285)        (2,512)         2,559
Cash and equivalents at beginning
  of year ..........................      2,860          5,372          2,813
                                       --------       --------       --------
CASH AND EQUIVALENTS AT END
  OF YEAR ..........................   $  1,575       $  2,860       $  5,372
                                       ========       ========       ========

See accompanying notes.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY
(in thousands, except per share data)

- ------------------------------------------------------------------------------

                                           CAPITAL
                                              IN
                           SERIES  SERIES  ADDITION           TREASURY
                             A       B      TO PAR             STOCK
                           COMMON  COMMON  VALUE OF  RETAINED (DEDUC-
                            STOCK   STOCK   SHARES   EARNINGS  TION)   TOTAL
                           ------  ------  --------  -------- ------- --------
Balance, February 1, 1992..$6,288  $3,291  $149,208  $ 91,761   $-0-  $250,548

Net earnings ..............                             1,170            1,170
Cash dividends --
 common (per share:
  $1.07 Series A;
  $.96 Series B) ..........                           (10,502)         (10,502)
Cash dividends --
 preferred ................                               (26)             (26)
Stock dividend (three
 percent) .................   193      94     6,825    (7,112)             -0-
Exercise of stock options
 and employee stock
 purchases ................    91             1,558                1     1,650
Conversions ...............   189    (189)                                 -0-
Treasury stock purchases...                                       (1)       (1)
                           ------  ------  --------  --------   ----  --------
Balance, January 30, 1993.. 6,761   3,196   157,591    75,291    -0-   242,839

Net earnings ..............                            17,727           17,727
Cash dividends --
 common (per share:
 $1.09 Series A;
 $.99 Series B)............                           (10,963)         (10,963)
Cash dividends --
 preferred ................                               (17)             (17)
Stock dividend (three
 percent) .................   203      96     6,947    (7,246)             -0-
Exercise of stock options,
 employee stock purchases,
 and contribution to
 Retirement Savings Plan...   127       3     2,486               18     2,634
Conversions ...............    60     (60)                                 -0-
Treasury stock purchases...                                      (18)      (18)
                           ------  ------  --------  --------   ----  --------
Balance, January 29, 1994.. 7,151   3,235   167,024    74,792    -0-   252,202

Net earnings ..............                            20,032           20,032
Cash dividends --
 common (per share:
 $1.10 Series A;
 $1.00 Series B)...........                           (11,147)         (11,147)
Cash dividends --
 preferred ................                                (8)              (8)
Employee stock purchases ..    75             1,198                      1,273
Conversions ...............    65     (65)                                 -0-
                           ------  ------  --------  --------   ----  --------
Balance, January 28, 1995..$7,291  $3,170  $168,222  $ 83,669   $-0-  $262,352
                           ======  ======  ========  ========   ====  ========

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

Inventories: Merchandise inventories are priced at cost determined on the last-in, first-out method using internally developed price indices for most inventories.

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

2. INVENTORIES

If the first-in, first-out method of determining inventory cost had been used, inventories would have been $34,141,000 and $34,180,000 higher than reported at January 28, 1995 and January
29, 1994, respectively.

3. ACCOUNTS RECEIVABLE

The Company has an agreement whereby it can sell, on a revolving basis, up to $50,000,000 of the Company's private label credit card accounts receivable. Following the one-year revolving period, there will be a liquidation period during which the purchaser's interest in principal cash collections will be used to pay down the purchaser's investment. The Company sold $50,000,000 of receivables on January 26, 1995. No gain or loss was recognized at the date of sale. The Company remained contingently liable for approximately $6,700,000 of the sold receivables at January 28, 1995. The Company has established an accrual of $1,756,000 which management believes is an adequate reserve against any such uncollectible receivables.

4. LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt -- due after one year consists of the following (in thousands):

                                                    JANUARY 28      January 29
                                                       1995            1994
                                                    ----------      ----------
6.625% notes due October 15, 2003 ................   $ 49,612        $ 49,580
Series A Senior Notes, maturing equally from
  1995 to 2004 with interest at 9.2% .............     24,546          27,273
Series B Senior Notes, due September 30, 1999
  with interest at 9.0% ..........................     20,000          20,000
Mortgage notes payable, at rates ranging from
  8.50% to 10%, due in installments,
  maturing from 3 to 13 years ....................     14,557          16,310
Senior Note, due October 15, 1997 with
  interest at 7.04% ..............................     25,000          25,000
Notes payable to bank under revolving credit
  agreement with interest at 6.39% at January
  28, 1995 and 3.80% at January 29, 1994 .........     25,000          20,000
Senior Notes maturing equally from 1995 to
  1997 with interest at 11.5% ....................      2,727           4,091
                                                     --------        --------
                                                     $161,442        $162,254
                                                     ========        ========

Among other things, certain loan agreements require that the Company maintain a ratio of current assets to current liabilities of not less than 1.5.

Certain agreements restrict transactions reducing shareholders' equity and the amount available for such transactions at January
28, 1995 is $32,102,000. Fixed assets with a net book value of $31,716,000 are mortgaged by certain agreements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)

- ------------------------------------------------------------------------------

The carrying amounts of the Company's borrowings under its short-term bank credit lines approximate their fair values. The fair value of the Company's long-term debt (including the current portion thereof) is approximately $162,500,000 at January 28, 1995 while the carrying amount is $167,184,000. Fair values were estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements. The excess of recorded amount over fair values results because current rates exceed contractual borrowing rates on certain loans.

Under the revolving credit agreement, the Company may borrow up to $25,000,000 through October 31, 1997 with various interest rate options. The Company pays a commitment fee equal to 3/16% per annum on the unused portion of the total commitment.

The Company has unused short-term bank credit lines which are subject to annual confirmation and which aggregated $26,000,000 at January 28, 1995.

The weighted average interest rates on short-term borrowings outstanding at January 28, 1995 and January 29, 1994 were 6.1% and 3.6%, respectively.

There are no compensating balance arrangements in connection with debt or credit lines.

Maturities of long-term debt for the next five fiscal years are as follows: 1995 -- $5,742,000; 1996 -- $5,754,000; 1997 --
$55,470,000; 1998 -- $4,032,000; 1999 -- $23,959,000.

Interest paid, net of amounts capitalized, was: 1994 --
$19,833,000; 1993 -- $21,050,000; 1992 -- $21,242,000.

5. RETIREMENT BENEFITS

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

Net pension cost included the following components (in thousands):

                                         1994        1993        1992
                                        -------    --------     -------
Service cost -- benefits earned
  during the period ..................  $ 2,739    $  2,488     $ 2,263
Interest cost on projected benefit
  obligation .........................    6,856       6,562       6,137
Actual loss (return) on plan assets ..      420     (10,164)     (7,887)
Net amortization and deferral ........   (6,782)      3,601       1,595
                                        -------    --------     -------
Net pension cost .....................  $ 3,233    $  2,487     $ 2,108
                                        =======    ========     =======

The expected long-term rate of return on plan assets used in determining net pension cost was 9%.

The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheets for the Strawbridge & Clothier Employees Retirement Benefit Plan (in thousands):

                                                       1994            1993
                                                      -------        -------
Actuarial present value of benefit obligations:
  Vested .........................................    $61,643        $65,593
                                                      =======        =======
  Accumulated ....................................    $63,312        $67,004
                                                      =======        =======
  Projected ......................................    $73,586        $80,084
Plan assets at fair value.........................     74,660         82,989
                                                      -------        -------
Plan assets in excess of projected benefit
  obligation .....................................      1,074          2,905
Items not yet recognized:
  Net gain .......................................     (6,848)        (9,165)
  Net obligation at transition ...................        337            394
  Prior service cost .............................      2,029          2,940
                                                      -------        -------
Accrued pension cost included in consolidated
  balance sheets .................................    $(3,408)       $(2,926)
                                                      =======        =======

The following assumptions were used in determining the actuarial present value of the projected benefit obligation:

                                                       1994            1993
                                                      -------        --------
Weighted average discount rate ...................     8.75%           7.50%
Rate of increase in compensation levels ..........      5.5%            5.5%


The Company sponsors an unfunded, nonqualified Deferred
Compensation Plan, which provides retirement benefits for certain key executive officers. The accrued liability for this plan is included in

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)

- ------------------------------------------------------------------------------

accrued retirement costs in the accompanying balance sheets.  At
December 31, 1994, the accumulated benefit obligation for this plan was $9,443,000, and the projected benefit obligation was $9,689,000.

401(k) Plan: The Company has a 401(k) Retirement Savings Plan, under which employees may defer a portion of their compensation. Contingent upon there having been an increase in the Company's earnings, as defined under the Plan, for the fiscal year ending within the Plan year, employee contributions not in excess of 4% of a participant's compensation will be matched by the Company at the rate of $.50 for each $1.00 contributed. Matching expense was $882,000, $479,000 and $732,000 for 1994, 1993 and 1992,
respectively. All Company matching contributions are invested in a separate fund comprised of the Company's Series A Common Stock, 250,000 shares of which have been reserved for use under the 401(k) Plan.

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

Effective February 2, 1992, the Company adopted the provisions of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires that the expected cost of retiree health care benefits be charged to expense during the years that the employees render service. The Company's past practice was to recognize these costs on a cash basis. As part of adopting the new standard, as of February 2, 1992, the Company recorded a one-time, noncash charge against earnings of $40,200,000 before taxes and $26,600,000 after taxes, or $2.60 per share. This cumulative catch-up adjustment as of February 2, 1992 represents the discounted present value of expected future retiree health care benefits attributed to employees' service rendered prior to that date.

The following table presents the status of the Plan and the amounts recognized in the Company's consolidated balance sheets
(in thousands):

                                                       1994            1993
                                                      -------        --------
Actuarial present value of accumulated
  postretirement benefit obligation:
    Retirees .....................................    $23,442         $25,013
    Active plan participants .....................      6,927           6,905
                                                      -------         -------
                                                       30,369          31,918
Unrecognized net actuarial gain...................     12,577          11,203
Unrecognized prior service cost ..................        266             -0-
                                                      -------         -------
Accrued postretirement benefit cost included
  in consolidated balance sheets .................    $43,212         $43,121
                                                      =======         =======

Postretirement benefit expense included the following components (in thousands):

                                         1994         1993         1992
                                        ------       ------       ------
Service cost ...................        $  375       $  603       $  580
Interest cost ..................         2,310        3,437        3,310
Net amortization ...............          (736)         -0-          -0-
                                        ------       ------       ------
                                        $1,949       $4,040       $3,890
                                        ======       ======       ======

The following assumptions were used in determining the accumulated postretirement benefit obligation:

                                                     1994           1993
                                                    -------        -------
Discount rate  .................................     8.75%           7.5%

                                                       1994
                                                -------------------
                                                CURRENT     FUTURE
                                                RETIREES   RETIREES    1993
                                                -----------------------------
Health care cost trend rate:
  Initial rate                                    10%          9%      13.0%
  Ultimate rate ............................      6.0%        6.0%      6.0%
  Period to ultimate rate ..................    8 YEARS     6 YEARS   7 years

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of January 28, 1995 by $2,642,000 and the aggregate of the service and interest cost components of postretirement benefit expense for 1994 by $248,000.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)

- ------------------------------------------------------------------------------
6. COMMON STOCK

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

The Company offers Series A Common Stock to employees for purchase through payroll deductions under its 1991 Employee Stock Purchase Plan. The purchase price is 85% of the closing market price on the offering date or the purchase date, whichever is lower. During fiscal 1994, 1993 and 1992, respectively, 75,422, 74,499, and 91,183 shares were issued under the Plan at average prices of $17.00, $19.23, and $18.19. As of January 28, 1995,
403,176 shares of Series A Common Stock were available for use under the Plan.

The Company also has stock option plans which provide for granting to key employees qualified and nonqualified options to purchase common stock of the Company. Generally, options are granted for a term of ten years and become exercisable immediately. No options were exercised during fiscal 1994. During fiscal 1993 and 1992, respectively, 3,154 shares and 95 shares were issued upon exercise of options at average prices of $22.46 and $23.53. Options to purchase 460,980 shares of Series A Common Stock and 145,254 shares of Series B Common Stock at an average exercise price of $25.08 were outstanding at January 28, 1995, of which 455,675 and 145,254 options, respectively, were exercisable. As of January 28, 1995, 74,288 shares of Series A Common Stock remain available for grant of options.

Effective in fiscal 1993, the Company established a dividend reinvestment and stock purchase plan, whereby shareholders may invest cash dividends and optional cash payments in Series A Common Stock. The Company has registered 2,060,000 shares for use under the plan, of which 2,039,840 remain available for use at January 28, 1995.

7. INCOME TAXES

Effective February 2, 1992, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes." As permitted by this statement, prior years' financial statements were not restated. The cumulative effect of adopting Statement 109 as of February 2, 1992 was to increase 1992 net earnings by $9,750,000, or $.95 per share.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax liabilities and assets are as follows (in thousands):

                                                       1994           1993
                                                      -------        -------
Deferred tax liabilities:
    Depreciation ................................     $20,456        $22,334
    Other -- net ................................       2,898          3,747
                                                      -------        -------
                                                       23,354         26,081
Deferred tax assets:
    Retiree health care obligation ..............      15,158         15,096
    Accruals and reserves .......................      12,615         10,027
                                                      -------        -------
                                                       27,773         25,123
                                                      -------        -------
Net deferred tax asset (liability) ..............     $ 4,419        $  (958)
                                                      =======        =======

Other assets include deferred tax assets of $444,000 at January
28, 1995.

The components of income tax expense attributable to earnings before cumulative effect of accounting changes are as follows (in thousands):

                                      1994        1993        1992
                                    -------     -------     -------
Current:
   Federal .......................  $13,886      $8,299     $10,172
   State .........................    1,549         301         306
                                    -------      ------     -------
                                     15,435       8,600      10,478
Deferred:
   Federal .......................   (3,927)        146      (1,163)
   State .........................   (1,450)        356        (146)
                                    -------      ------     -------
                                     (5,377)        502      (1,309)
                                    -------      ------     -------
                                    $10,058      $9,102     $ 9,169
                                    =======      ======     =======

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)

- ------------------------------------------------------------------------------

A reconciliation of the effective income tax rate with the statutory federal income tax rate is as follows:

                                      1994    1993    1992
                                      ----    ----    ----
Federal tax rate .................    35.0%   35.0%   34.0%
State taxes, net of federal
  benefit.........................     0.2     1.6     0.4
Jobs tax credit ..................    (1.9)   (1.9)   (1.2)
Other ............................     0.1    (0.8)    0.5
                                      ----    ----    ----
                                      33.4%   33.9%   33.7%
                                      ====    ====    ====

Income taxes paid were as follows: 1994 -- $11,735,000; 1993 --
$8,587,000; 1992 -- $8,465,000.

8. COMMITMENTS

Leases:
Capital lease assets, which are included in property, fixtures and equipment, are as follows (in thousands):

                                               JANUARY 28    January 29
                                                  1995          1994
                                               ----------    ----------
Land ........................................   $  2,157      $  2,696
Buildings ...................................     65,963        75,027
Store fixtures and equipment ................      2,807         3,887
                                                --------      --------
                                                  70,927        81,610
Allowance for amortization
  (deduction) ...............................    (33,857)      (36,550)
                                                --------      --------
                                                $ 37,070      $ 45,060
                                                ========      ========

Amortization of capital lease assets is included in depreciation expense.

Future minimum rental commitments as of January 28, 1995, for all noncancelable leases are as follows (in thousands):

                             Capital   Operating
Fiscal Year                  Leases     Leases*
- -----------                 --------   ---------
1995 ...................... $  6,554    $ 7,127
1996 ......................    6,585      6,547
1997 ......................    6,606      5,503
1998 ......................    6,556      4,856
1999 ......................    6,237      4,777
Thereafter ................   38,634     43,317
                            --------    -------
Total minimum rental
  commitments .............   71,172    $72,127
                                        =======
Estimated executory costs..   (1,203)
Imputed interest ..........  (26,437)
                            --------
Present value of net
  minimum lease payments .. $ 43,532
                            ========

*These amounts have not been reduced by future noncancelable sublease rentals of $6,004. Operating lease commitments include amounts for two new stores that will open in 1995.

All real estate leases include renewal options for periods ranging from 5 to 100 years. Most of these leases include options to purchase at specified times. In most instances, the Company pays real estate taxes, insurance and maintenance costs. There are no guarantees, related obligations or restrictions in connection with the lease agreements.

Total net rental expense amounted to (in thousands):


                                         1994       1993      1992
                                       -------     ------    ------
Minimum rentals ...................... $ 5,661     $5,861    $6,802
Contingent rentals, based on sales ...   1,310      1,288     1,276
Sublease rentals .....................  (1,022)      (831)     (659)
                                       -------     ------    ------
                                       $ 5,949     $6,318    $7,419
                                       =======     ======    ======

Other:
Estimated cost to complete construction in progress at January 28, 1995 is approximately $20,726,000.

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

The financial statements have been audited by Ernst & Young LLP, independent auditors, whose report appears below. Their audit includes an evaluation of the internal control structure and selected tests of transactions and records. Their audit is intended to provide a reasonable level of assurance that the financial statements are free of material misstatement.

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


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
- ------------------------------------------------------------------------------

To the Shareholders of
Strawbridge & Clothier

We have audited the accompanying consolidated balance sheets of Strawbridge & Clothier as of January 28, 1995 and January 29, 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Strawbridge & Clothier at January 28, 1995 and January 29, 1994, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended January 28, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 5 and 7 to the financial statements, in 1992 the Company changed its methods of accounting for postretirement benefits other than pensions and for income taxes.

Philadelphia, Pennsylvania
March 17, 1995                                            ERNST & YOUNG LLP

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- ------------------------------------------------------------------------------

OPERATIONS

    Sales for fiscal 1994 were $1,003,524,000, an increase of 1.9% over sales of $984,615,000 in fiscal 1993, which had increased 1.7% over fiscal 1992 sales of $967,794,000. Fiscal 1994 sales benefited from improved weather conditions in January 1995 compared to January 1994. The 1993 sales result reflects a strong Christmas selling season, offset by poor weather conditions in the Company's trading area during much of the first quarter of fiscal 1993 and January 1994. The Company's current outlook for fiscal year 1995 does not include any anticipated significant increases in the level of consumer buying patterns.

    Net earnings for fiscal 1994 were $20,032,000, an increase of 13.0% over 1993 net earnings of $17,727,000. Earnings for 1992 were $18,020,000, before accounting changes. The improvement in net earnings for 1994 can be attributed to the increase in sales, continued control of operating expenses and a decrease in interest expense, partially offset by an increase in the provision for doubtful accounts and a reduced LIFO benefit. Fiscal 1993 earnings declined slightly from fiscal 1992 due to increased markdowns taken to stimulate sales, a reduced LIFO benefit and increased advertising expenses.

    Cost of sales, including occupancy and buying costs, was 74.3% of sales in 1994, compared to 74.5% in 1993 and 74.2% in 1992. Cost of sales for all three years was negatively impacted by increased markdowns taken to stimulate sales in the Company's highly competitive trading area. Reduced occupancy and buying costs partially offset this negative impact in 1994 and 1993. The impact of the LIFO method of accounting for inventories (benefits of $39,000, $1,239,000 and $2,380,000 in fiscal 1994,
1993 and 1992, respectively) is reflected in cost of sales.

    Selling and administrative expenses, net of finance charges, were 17.1% of sales in 1994, compared to 17.5% of sales in 1993 and 17.2% of sales in 1992. The 1994 result reflects a decrease in benefits expense due to changes in benefit plans, increased finance charge income and continued control of operating expenses. The 1993 increase reflects a planned increase in advertising expenses to stimulate sales, partially offset by tight control of other operating expenses and increased finance charge income. Finance charge income has increased in each of the three years as a result of increased accounts receivable due to changes in the Company's credit policies with respect to its flexible charge accounts.

    Depreciation expense was 2.9% of sales in all three years. Interest expense was 1.9% of sales in 1994, compared to 2.1% in 1993 and 2.2% in 1992. Interest expense declined in 1994 due to the refinancing of high-rate long-term debt, partially offset by increased outstanding floating-rate debt and increased short-term borrowing rates. The decrease in 1993 from 1992 also reflects refinancing high-rate long-term debt as well as lower interest rates on short-term borrowings. The provision for doubtful accounts was 1.0% of sales in 1994, compared to .5% in 1993 and .7% in 1992. The 1994 result reflects an increase in actual write-offs and an increase in the reserve for doubtful accounts. The higher write-offs were a result of more liberal credit policies instituted in fiscal years 1993 and 1992 to stimulate credit sales and remain competitive in the credit market. The decrease in the effective tax rate from 33.9% in 1993 to 33.4% in 1994 resulted from decreases in statutory state income tax rates. The increase in the effective tax rate from 33.7% in 1992 to 33.9% in 1993 resulted from a 1% increase in the statutory federal income tax rate, partially offset by increased jobs tax credits. The jobs tax credit, which reduced the Company's effective tax rate by 1.9% in 1994, has expired. If the credit is not reinstated, management expects that the effective tax rate will increase in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

- ------------------------------------------------------------------------------

FINANCIAL CONDITION AND LIQUIDITY

    Cash provided by operating activities for 1994 was $93.0 million compared to $31.7 million in 1993 and $28.2 million in 1992. The 1994 increase includes $50.0 million from the Company's sale of its private label credit card accounts receivable, as discussed in Note 3 to the financial statements. Improved earnings and a lower increase in accounts receivable also contributed to the 1994 increase. The slight increase in 1993 over 1992 was a result of careful control of inventory levels, partially offset by reduced collections of accounts receivable as a result of lower, more competitive, minimum payment requirements on the Company's charge accounts.

    The Company's capital expenditures were $38.0 million, $22.1 million and $22.6 million in fiscal 1994, 1993 and 1992, respectively. Capital expenditures for 1994 included the renovation of the women's shoes, intimate apparel and children's departments of the Philadelphia store, the total renovation of the Mercerville and Cheltenham Clover stores, the expansion of the Rising Sun Clover store and other smaller renovation projects. Capital expenditures for 1993 and 1992 were for various renovation projects.

    Cash used for financing activities was $50.4 million, $11.2 million and $3.4 million in fiscal 1994, 1993 and 1992, respectively. Near the end of fiscal 1994, the Company used the proceeds from the sale of $50 million of customer accounts receivable to reduce short-term floating-rate debt. On November 1, 1994, the Company renewed its Revolving Credit Agreement for three years, increasing the amount from $20.0 million to $25.0 million. Due to the timing of the Company's fiscal year-end, cash dividends paid reflects three, four and five regular quarterly common stock cash dividend payments in fiscal 1994, 1993 and 1992, respectively.

    The Company has $30.0 million in confirmed bank credit lines.
At January 28, 1995, $4.0 million of these confirmed lines were in use, in addition to $2.5 million of unconfirmed lines.
Long-term debt and capital lease obligations were 43.5% of capitalization at the end of fiscal 1994, compared to 44.9% at the end of the prior fiscal year.

    Anticipated capital expenditures for 1995 of $39.6 million include the opening of two new Clover stores and the Company's first home furnishings store, the renovation of the Concord department store and the renovation of the Rising Sun and the Center Square Clover stores. An additional $30.6 million is planned for capital expenditures in 1996, which includes the opening of one Clover store, the renovation of two Clover stores and the renovation of one department store. The funding for these capital expenditures is expected to be generated from operations and additional long-term financing. The Company continually investigates potential sites for new stores, and capital expenditure plans may change as opportunities for new stores develop.

    The Company believes its relations with banks and other credit sources are good and that it has considerable flexibility in deciding how to fund future capital expenditures and maturities of long-term debt.


- ------------------------------------------------------------------------------

TEN-YEAR FINANCIAL SUMMARY
(amounts in thousands, except per share data)


                          1994      1993      1992      1991      1990   1989(1)      1988      1987      1986      1985
- ------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net Sales           $1,003,524  $984,615  $967,794  $967,786  $981,668  $950,306  $904,196  $814,313  $739,117  $686,929
- ------------------------------------------------------------------------------------------------------------------------
Cost of Sales          745,251   733,901   718,582   718,927   730,048   687,713   660,412   592,309   536,932   494,936
- ------------------------------------------------------------------------------------------------------------------------
Interest Expense        19,551    20,909    21,446    23,048    25,481    25,386    22,112    17,694    17,066    18,258
- ------------------------------------------------------------------------------------------------------------------------
Earnings Before
 Income Taxes and
 Cumulative Effect
 of Accounting
 Changes                30,090    26,829    27,189    20,714    28,606    51,726    45,026    48,739    41,734    46,755
- ------------------------------------------------------------------------------------------------------------------------
Income Taxes            10,058     9,102     9,169     7,146    11,385    20,567    17,756    21,725    21,042    22,669
- ------------------------------------------------------------------------------------------------------------------------
Earnings Before
 Cumulative Effect
 of Accounting
 Changes                20,032    17,727    18,020    13,568    17,221    31,159    27,270    27,014    20,692    24,086
- ------------------------------------------------------------------------------------------------------------------------
Net Earnings            20,032    17,727     1,170(3) 13,568    17,221    31,159    27,270    27,014    20,692    24,086

OTHER OPERATING DATA
Depreciation        $   29,587  $ 28,829  $ 28,322  $ 28,710  $ 27,910  $ 24,565  $ 21,904  $ 18,812  $ 16,911  $ 14,815
- ------------------------------------------------------------------------------------------------------------------------
Rent                     5,949     6,318     7,419     6,320     4,475     4,088     4,229     3,704     3,183     2,596
- ------------------------------------------------------------------------------------------------------------------------
Taxes Other Than
 Income Taxes           25,353    25,050    25,164    25,627    25,020    23,777    21,965    20,581    18,896    17,691

DIVIDENDS
Cash Dividends on
 Common Stock       $   11,147  $ 10,963  $ 10,502  $ 10,067  $  9,540  $  8,837  $  8,178  $  6,365  $  5,631  $  4,662
- ------------------------------------------------------------------------------------------------------------------------
Stock Dividends on
 Common Stock               --        3%        3%        3%        7%        7%        7%        7%        7%        7%

PER SHARE OF
COMMON STOCK(2)
Earnings Before
 Cumulative Effect
 of Accounting
 Changes            $     1.92  $   1.71  $   1.76  $   1.34  $   1.72  $   3.13  $   2.77  $   2.76  $   2.12  $   2.52
- ------------------------------------------------------------------------------------------------------------------------
Net Earnings              1.92      1.71       .11(3)   1.34      1.72      3.13      2.77      2.76      2.12      2.52
- ------------------------------------------------------------------------------------------------------------------------
Cash Dividends on
 Series A Common
 Stock                    1.10      1.09      1.07      1.03       .99       .92       .84       .68       .33        --
- ------------------------------------------------------------------------------------------------------------------------
Cash Dividends on
 Series B Common
 Stock                    1.00       .99       .96       .92       .90       .85       .79       .60       .29        --
- ------------------------------------------------------------------------------------------------------------------------
Cash Dividends on
 Common Stock               --        --        --        --        --        --        --        --       .27       .49
- ------------------------------------------------------------------------------------------------------------------------
Book Value               25.08     24.28     23.68     24.66     24.40     23.69     21.43     19.50     17.39     15.79

FINANCIAL DATA
Working Capital     $  205,256  $209,581  $212,514  $184,641  $171,504  $188,411  $178,906  $186,028  $165,418  $148,973
- ------------------------------------------------------------------------------------------------------------------------
Property, Fixtures
 & Equipment --
 Net                   308,161   300,368   307,158   312,876   322,059   301,228   279,337   233,508   197,801   188,468
- ------------------------------------------------------------------------------------------------------------------------
Total Assets           639,792   663,052   653,939   631,987   645,603   618,546   593,278   518,289   472,639   454,811
- ------------------------------------------------------------------------------------------------------------------------
Long-Term Debt         161,442   162,254   171,617   156,237   158,880   167,188   154,267   128,685   115,271   105,790
- ------------------------------------------------------------------------------------------------------------------------
Capital Lease
 Obligations            40,848    43,554    52,030    55,481    59,370    59,179    63,773    63,351    58,780    61,565
- ------------------------------------------------------------------------------------------------------------------------
Redeemable
 Preferred Stock           116       296       474       655       814     1,022     1,199     1,384     1,384     1,431
- ------------------------------------------------------------------------------------------------------------------------
Shareholders'
 Equity                262,352   252,202   242,839   250,548   244,153   234,777   210,761   190,050   167,922   151,504
- ------------------------------------------------------------------------------------------------------------------------
Number of
 Common Shares
 Outstanding            10,462    10,386     9,957     9,579     9,157     8,478     7,860     7,281     6,744     6,259
- ------------------------------------------------------------------------------------------------------------------------
Square Feet of
 Store Space             5,744     5,744     5,744     5,744     5,674     5,591     5,487     5,088     5,088     5,007


(1) 53-week fiscal year

(2) Weighted average shares outstanding were: 1994 -- 10,426; 1993 -- 10,324; 1992 -- 10,216; 1991 -- 10,099; 1990 --
    9,988; 1989 -- 9,965; 1988 -- 9,835; 1987 -- 9,780; 1986 --
    9,744; 1985 -- 9,569. Net earnings give effect to dividend requirements of the preferred stock.

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

QUARTERLY RESULTS
OF OPERATIONS
(in thousands, except per share data)

- ---------------------------------------------------------------------------
The following is a summary of unaudited quarterly results of operations for the 1994 and 1993 fiscal years.

                                                                         Net Earnings
                                                     Net Earnings         (Loss) Per
                  Net Sales        Gross Profit         (Loss)           Common Share
Fiscal       ------------------  ----------------  -----------------   ---------------
Quarter        1994      1993      1994     1993     1994      1993     1994     1993
- -------      --------  --------  -------  -------  -------   -------   ------   ------
First ...... $208,303  $197,151  $50,233  $44,414  $  (988)  $(4,255)  $(0.10)  $(0.41)
Second .....  222,894   225,018   53,377   51,384      244    (1,425)    0.02    (0.14)
Third ......  226,559   223,639   58,559   56,698      526        69     0.05     0.01
Fourth .....  345,768   338,807   96,104   98,218   20,250    23,338     1.93     2.25


MARKET AND DIVIDEND
INFORMATION
- ------------------------------------------------------------------------------

The Company's Series A Common Stock is traded on the over-the-counter market. There is no trading market for Series B Common Stock but it is readily convertible at any time into Series A Common Stock on a share-for-share basis. The number of shareholders of record as of January 3, 1995 was 5,309 for Series A and 247 for Series B. The following table indicates the range of high and low price quotations for the Series A Common Stock by quarter during the last two fiscal years, as obtained through NASDAQ and the quarterly cash dividends per common share.

                                                         Cash Dividends Per Share
                    Range of High and Low          -----------------------------------
                       Price Quotations                 Series A           Series B
Fiscal       ------------------------------------  -----------------   ---------------
Quarter            1994                1993          1994      1993     1994     1993
- -------      ------------------  ----------------  -------   -------   ------   ------
First .....   $20.00    $23.50    $23.25   $25.50   $0.275    $0.267    $0.25    $0.24
Second ....    19.50     21.75     21.00    24.75    0.275     0.275     0.25     0.25
Third .....    20.75     23.50     19.25    21.75    0.275     0.275     0.25     0.25
Fourth ....    20.75     23.25     20.75    23.50    0.275     0.275     0.25     0.25


18