Form 10-K, Exhibit 13
period 1996-02-03
STRAWBRIDGE & CLOTHIER
filed 1996-05-03
CIK 94855

Exhibit 13

                           STRAWBRIDGE & CLOTHIER

                              PORTIONS OF THE

                     1995 ANNUAL REPORT TO SHAREHOLDERS

CONSOLIDATED STATEMENTS
OF OPERATIONS
(in thousands, except share and per share data)
- ------------------------------------------------------------------------------

                                                     Year Ended
                                      ----------------------------------------
                                      FEBRUARY 3     January 28     January 29
                                         1996           1995           1994
                                      ----------     ----------     ----------
                                      (53 weeks)     (52 weeks)     (52 weeks)
Net sales ........................... $  980,598     $1,003,524     $  984,615
Other income, net of other deductions      6,238          3,265          2,412
                                      ----------     ----------     ----------
                                         986,836      1,006,789        987,027
Deduct:
  Cost of sales, including occupancy
   and buying costs .................    746,473        745,251        733,901
  Selling and administrative expenses,
   net of finance charges ...........    189,207        172,029        171,835
  Depreciation ......................     31,300         29,587         28,829
  Interest ..........................     18,964         19,551         20,909
  Provision for doubtful accounts ...     14,177         10,281          4,724
                                      ----------     ----------     ----------
                                       1,000,121        976,699        960,198
                                      ----------     ----------     ----------
(Loss) earnings before income
  taxes (benefit) ...................    (13,285)        30,090         26,829

Income taxes (benefit) ..............     (4,498)        10,058          9,102
                                      ----------     ----------     ----------
Net (loss) earnings ................. $   (8,787)    $   20,032     $   17,727
                                      ==========     ==========     ==========

(Loss) earnings per share ...........      $(.83)         $1.92          $1.71
                                      ==========     ==========     ==========

Average shares outstanding .......... 10,531,149     10,426,277     10,324,048


See accompanying notes.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
- ------------------------------------------------------------------------------

                                                    FEBRUARY 3      January 28
                                                       1996            1995
                                                    ----------      ----------
Assets

CURRENT ASSETS
Cash and equivalents .............................   $ 14,253         $  1,575
Accounts receivable ..............................     45,058          167,487
  Allowance for doubtful accounts ................     (1,940)          (5,544)
                                                     --------         --------
                                                       43,118          161,943
Merchandise inventories ..........................    154,009          143,790
Deferred income taxes ............................      3,365            3,975
Income taxes recoverable .........................      5,653              -0-
Prepaid expenses and other .......................      9,534            7,427
                                                     --------         --------
TOTAL CURRENT ASSETS .............................    229,932          318,710

PROPERTY, FIXTURES AND EQUIPMENT --
  on the basis of cost
Land .............................................     20,311           20,311
Buildings and improvements .......................    388,740          352,411
Store fixtures, furniture and equipment ..........    258,093          238,136
Allowance for depreciation (deduction) ...........   (342,052)        (315,105)
                                                     --------         --------
                                                      325,092          295,753
Construction in progress .........................      4,300           12,408
                                                     --------         --------
                                                      329,392          308,161
OTHER ASSETS .....................................     16,490           12,921
                                                     --------         --------
                                                     $575,814         $639,792
                                                     ========         ========

Liabilities and Shareholders' Equity

CURRENT LIABILITIES
Notes payable to banks ...........................   $    -0-         $  6,500
Accounts payable .................................     63,494           59,500
Accrued expenses .................................     30,153           24,665
Federal, state and local taxes ...................      3,116           15,357
Dividends payable ................................        -0-            2,798
Long-term debt and capital lease obligations
  due within one year ............................     13,637            8,426
                                                     --------         --------
TOTAL CURRENT LIABILITIES ........................    110,400          117,246
LONG-TERM DEBT -- due after one year .............    129,358          161,442
CAPITAL LEASE OBLIGATIONS -- due after one year ..     35,739           40,848
ACCRUED RETIREMENT COSTS .........................     48,518           51,105
OTHER LIABILITIES ................................      6,740            6,799
SERIES PREFERRED STOCK -- no par value:
  authorized -- 2,000,000 shares; none issued ....        -0-              -0-
SHAREHOLDERS' EQUITY
Series A Common Stock -- par value $1 a share:
  authorized -- 20,000,000 shares; issued and
  outstanding 1995 -- 7,473,841 shares, 1994 --
  7,291,482 shares ...............................      7,474            7,291
Series B Common Stock -- par value $1 a share,
  convertible: authorized -- 20,000,000 shares;
  issued and outstanding 1995 -- 3,139,699 shares,
  1994 -- 3,170,343 shares                              3,140            3,170
Capital in addition to par value of shares .......    170,859          168,222
Retained earnings ................................     63,586           83,669
                                                     --------         --------
TOTAL SHAREHOLDERS' EQUITY .......................    245,059          262,352
                                                     --------         --------
                                                     $575,814         $639,792
                                                     ========         ========
See accompanying notes.

CONSOLIDATED STATEMENTS OF
CASH FLOWS
(in thousands)
- ------------------------------------------------------------------------------

                                                     Year Ended
                                      ----------------------------------------
                                      FEBRUARY 3     January 28     January 29
                                         1996           1995           1994
                                      ----------     ----------     ----------
                                      (53 weeks)     (52 weeks)     (52 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) earnings .................. $ (8,787)      $ 20,032       $ 17,727
Adjustments to reconcile net (loss)
  earnings to cash flows from
  operating activities:
    Depreciation .....................   31,300         29,587         28,829
    Deferred income taxes (benefit)...     (407)        (5,377)           502
    Pension curtailment gain .........   (6,556)           -0-            -0-
    Sale of accounts receivable ......   95,000         50,000            -0-
    Changes in:
      Accounts receivable ............   23,825        (11,510)       (21,016)
      Merchandise inventories ........  (10,219)          (658)         1,829
      Accounts payable and accrued
        expenses .....................    9,482          3,303           (965)
      Federal, state and local taxes..  (17,895)         4,154            514
      Other ..........................    6,090          3,481          4,240
                                       --------       --------       --------
TOTAL ................................  121,833         93,012         31,660
                                       --------       --------       --------

NET CASH USED FOR INVESTING ACTIVITIES
Acquisition of property, fixtures and
  equipment ..........................  (48,692)       (37,970)       (22,076)
Changes in other assets ..............   (3,764)        (5,917)          (879)
                                       --------       --------       --------
TOTAL ................................  (52,456)       (43,887)       (22,955)
                                       --------       --------       --------

NET CASH USED FOR FINANCING ACTIVITIES
Long-term borrowings..................      -0-          5,000         49,255
Payment of long-term debt and capital
  lease obligations ..................  (37,320)       (11,147)       (66,718)
Change in short-term notes payable ...   (6,500)       (37,000)        16,000
Proceeds from stock transactions .....    1,213          1,094          1,226
Cash dividends .......................  (14,092)        (8,357)       (10,980)
                                       --------       --------       --------
TOTAL ................................  (56,699)       (50,410)       (11,217)
                                       --------       --------       --------

CHANGE IN CASH AND EQUIVALENTS .......   12,678         (1,285)        (2,512)
Cash and equivalents at beginning
  of year ............................    1,575          2,860          5,372
                                       --------       --------       --------
CASH AND EQUIVALENTS AT END OF YEAR .. $ 14,253       $  1,575       $  2,860
                                       ========       ========       ========

See accompanying notes.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY
(in thousands, except per share data)
- ------------------------------------------------------------------------------
                                           CAPITAL
                                              IN
                           SERIES  SERIES  ADDITION           TREASURY
                             A       B      TO PAR             STOCK
                           COMMON  COMMON  VALUE OF  RETAINED (DEDUC-
                            STOCK   STOCK   SHARES   EARNINGS  TION)   TOTAL
                           ------  ------  --------  -------- ------- --------
Balance, January 30, 1993..$6,761  $3,196  $157,591  $ 75,291   $-0-  $242,839

Net earnings ..............                            17,727           17,727
Cash dividends -- common
 (per share:
  $1.09 Series A;
  $.99 Series B)...........                           (10,963)         (10,963)
Cash dividends --
 preferred ................                               (17)             (17)
Stock dividend (three
 percent) .................   203      96     6,947    (7,246)             -0-
Exercise of stock options,
 employee stock purchases,
 and contribution to
 Retirement Savings Plan...   127       3     2,486               18     2,634
Conversions ...............    60     (60)                                 -0-
Treasury stock purchases...                                      (18)      (18)
                           ------  ------  --------  --------   ----  --------
Balance, January 29, 1994.. 7,151   3,235   167,024    74,792    -0-   252,202

Net earnings ..............                            20,032           20,032
Cash dividends -- common
 (per share:
  $1.10 Series A;
  $1.00 Series B)..........                           (11,147)         (11,147)
Cash dividends --
 preferred ................                                (8)              (8)
Employee stock purchases ..    75             1,198                      1,273
Conversions ...............    65     (65)                                 -0-
                           ------  ------  --------  --------   ----  --------
Balance, January 28, 1995.. 7,291   3,170   168,222    83,669    -0-   262,352

Net loss ..................                            (8,787)          (8,787)
Cash dividends -- common
 (per share:
  $1.10 Series A;
  $1.00 Series B)..........                           (11,295)         (11,295)
Cash dividends --
 preferred ................                                (1)              (1)
Exercise of stock options,
 employee stock purchases,
 and contribution to
 Retirement Savings Plan...   153             2,637                      2,790
Conversions ...............    30     (30)                                 -0-
                           ------  ------  --------  --------   ----  --------
Balance, February 3, 1996..$7,474  $3,140  $170,859  $ 63,586   $-0-  $245,059
                           ======  ======  ========  ========   ====  ========

See accompanying notes.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
- ------------------------------------------------------------------------------

The Company operates 40 retail stores, including department and self-service stores, which sell general merchandise in Philadelphia and the surrounding Delaware Valley area of Southeastern Pennsylvania, Southern New Jersey, and Northern Delaware. The Company grants credit to customers, substantially all of whom are residents of its trading area. See Note 9 -- Subsequent Event.

1. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories: Merchandise inventories are priced at cost determined on the last-in, first-out method using internally developed price indices for most inventories.

Store Preopening Costs: Store preopening costs are charged to expense in the year incurred and totalled $1,417,000, $28,000 and $0 in 1995, 1994 and 1993, respectively.

Property, Fixtures and Equipment: Property, fixtures and equipment are recorded at cost, which is depreciated by the straight-line method over the estimated useful lives of the assets.

Advertising Costs: Advertising costs are expensed as incurred and totalled $29,292,000, $28,447,000 and $28,455,000 in 1995, 1994 and
1993, respectively.

Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Per Share Data: Earnings per share amounts are based on the weighted average number of shares of common stock and dilutive common stock equivalents (employee stock options) outstanding during each fiscal year.

Accounting Standards Pending Adoption: In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of fiscal 1996. Due to the extensive number of estimates that must be made to assess the impact of adopting Statement 121, the financial statement impact of adoption has not yet been determined.

In October 1995, the FASB issued Statement No. 123, "Accounting for
Stock Based Compensation," which is effective for the Company's 1996 fiscal year. Statement 123 provides a choice to follow the accounting provisions of Statement 123 in determining stock based compensation expense or to continue following the provisions of APB 25, "Accounting for Stock Issued to Employees." The Company will continue to follow the accounting provisions of APB 25 in determining compensation expense for its stock option and employee stock purchase plans and will provide the pro forma disclosures as required by Statement 123 beginning in fiscal 1996.

Reclassifications: Certain prior-year amounts have been reclassified to conform with the current presentation.

2. INVENTORIES

If the first-in, first-out method of determining inventory cost had been used, inventories would have been $33,235,000 and $34,141,000 higher than reported at February 3, 1996 and January 28, 1995, respectively.

3. ACCOUNTS RECEIVABLE

The Company entered into an agreement in January 1995 under which it could sell, on a revolving basis, up to $50,000,000 of the Company's private label credit card accounts receivable. In November 1995, the Company entered into an agreement that increased the amount of receivables the Company can sell to $150,000,000. Beginning in November 1996, there is a liquidation period during which the purchaser's interest in principal cash collections will be used to pay down the purchaser's investment. The amount of receivables sold was $145,000,000 at February 3, 1996 and $50,000,000 at January 28, 1995. The Company accounts for these sales under the provisions of FASB Statement No. 77, "Receivables Sold With Recourse." Under the recourse provisions of the agreement, the Company is obligated to cover uncollectible receivables within specified limits. The Company remained contingently liable for approximately $31,990,000 of the sold receivables at February 3, 1996. The

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)
- ------------------------------------------------------------------------------

Company established accruals of $7,560,000 at February 3, 1996 and $1,756,000 at January 28, 1995 to reserve for any such uncollectible receivables.

4. LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt -- due after one year consists of the following (in thousands):

                                                    FEBRUARY 3      January 28
                                                       1996            1995
                                                    ----------      ----------
6.625% notes due October 15, 2003 ................   $ 49,645        $ 49,612
Series A Senior Notes, maturing equally from
  1996 to 2004 with interest at 9.2% .............     21,819          24,546
Series B Senior Notes, due September 30, 1999
  with interest at 9.0% ..........................     20,000          20,000
Mortgage notes payable, at rates ranging from
  8.50% to 10%, due in installments,
  maturing from 2 to 12 years ....................     12,894          14,557
Senior Note, due October 15, 1997 with
  interest at 7.04% ..............................     25,000          25,000
Notes payable to bank under revolving credit
  agreement ......................................        -0-          25,000
Senior Notes .....................................        -0-           2,727
                                                     --------        --------
                                                     $129,358        $161,442
                                                     ========        ========

Among other things, certain loan agreements require that the Company maintain a ratio of current assets to current liabilities of not less than 1.5.

Certain agreements restrict transactions reducing shareholders' equity and the amount available for such transactions at February 3, 1996 is $31,093,000. Fixed assets with a net book value of $31,420,000 are mortgaged by certain agreements.

The fair value of the Company's long-term debt (including the current portion thereof) is approximately $132,411,000 at February 3, 1996 while the carrying amount is $133,748,000. Fair values were estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements. The excess of recorded amount over fair values results because current rates exceed contractual borrowing rates on certain loans.

On November 21, 1995, the Company entered into a revolving credit agreement with a group of banks. Under the terms of the agreement, the Company may borrow up to $100,000,000 through November 20, 1998, subject to a thirty-day annual clean-down provision, at various interest rate options. At February 3, 1996, there were no borrowings outstanding under the agreement. The Company pays a commitment fee equal to .225% per annum on the total commitment. The agreement is also subject to certain restrictions and financial covenants measured on a quarterly basis. The Company is in compliance with such restrictions and covenants as of February 3, 1996. Continued compliance is important in that the Company depends on its credit facility with the bank group, as well as trade credit from vendors and factors, to meet seasonal borrowing needs.

The weighted average interest rate on short-term borrowings outstanding at January 28, 1995 was 6.1%. There were no short-term borrowings outstanding at February 3, 1996.

There are no compensating balance arrangements in connection with debt or credit lines.

Maturities of long-term debt for the next five fiscal years are as follows: 1996 -- $4,390,000; 1997 -- $29,107,000; 1998 -- $4,032,000;
1999 -- $23,959,000; 2000 -- $4,265,000.

Interest paid, net of amounts capitalized, was: 1995 -- $19,428,000; 1994 -- $19,833,000; 1993 -- $21,050,000.

5. RETIREMENT BENEFITS

Defined Benefit Plans: The Company provides pension benefits under a noncontributory defined benefit pension plan. Effective January 31, 1996, the benefits that were earned by all present participants in the plan were frozen. Employees who did not meet plan eligibility requirements prior to January 31, 1996 are not eligible to participate in the plan. For participants other than officers with at least fifteen years of eligibility service and whose age and service add up to seventy, earnings over the next three years will be used in determining their final benefit. The benefits for all other participants have been determined as of January 31, 1996, based on current years of service and salary levels. As a result of these changes, the Company recorded a one-time, non-cash curtailment gain in fiscal 1995 of $6,556,000, which is included in other income.

The Company's funding policy is to contribute amounts consistent with the minimum funding standards of the Employee Retirement Income Security Act of 1974. Plan assets consist primarily of common equity funds, stocks and fixed income securities.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)
- ------------------------------------------------------------------------------

Net pension cost included the following components (in thousands):

                                         1995        1994      1993
                                        -------    --------   -------
Service cost -- benefits earned
  during the period ..................  $ 2,256    $ 2,739    $ 2,488
Interest cost on projected benefit
  obligation .........................    7,224      6,856      6,562
Actual (return) loss on plan assets ..  (19,783)       420    (10,164)
Net amortization and deferral ........   13,572     (6,782)     3,601
                                        -------    -------    -------
Net pension cost .....................  $ 3,269    $ 3,233    $ 2,487
                                        =======    =======    =======

The expected long-term rate of return on plan assets used in determining net pension cost was 9%.

The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheets for the Strawbridge & Clothier Employees Retirement Benefit Plan (in thousands):

                                                       1995            1994
                                                      -------        -------
Actuarial present value of benefit obligations:
  Vested .........................................    $75,973        $61,643
                                                      =======        =======
  Accumulated ....................................    $77,668        $63,312
                                                      =======        =======
  Projected ......................................    $79,003        $73,586
Plan assets at fair value.........................     88,020         74,660
                                                      -------        -------
Plan assets in excess of projected benefit
  obligation .....................................      9,017          1,074
Items not yet recognized:
  Net gain .......................................     (8,060)        (6,848)
  Net obligation at transition ...................         12            337
  Prior service cost .............................         77          2,029
                                                      -------        -------
Prepaid (accrued) pension cost included in
  consolidated balance sheets ....................    $ 1,046        $(3,408)
                                                      =======        =======

The following assumptions were used in determining the actuarial present value of the projected benefit obligation:

                                                       1995            1994
                                                      -------        --------
Weighted average discount rate ...................     7.25%           8.75%
Rate of increase in compensation levels ..........      3.0%            5.5%


The Company sponsors an unfunded, nonqualified Deferred Compensation Plan, which provides retirement benefits for certain key executive officers. The accrued liability for this plan is included in accrued retirement costs in the accompanying balance sheets. At December 31, 1995, the accumulated benefit obligation for this plan was $10,355,000 and the projected benefit obligation was $10,769,000.

401(k) Plan: The Company has a 401(k) Retirement Savings Plan, under which employees may defer a portion of their compensation. The Plan was amended effective February 1, 1996. Prior to February 1, 1996, contingent upon there having been an increase in the Company's earnings, as defined under the Plan, for the fiscal year ending within the Plan year, employee contributions not in excess of 4% of a participant's compensation were matched by the Company at the rate of $.50 for each $1.00 contributed. Beginning February 1, 1996, the Company will contribute an amount equal to 1.5% of each participant's compensation for each Plan year. In addition, for Plan years beginning on or after July 1, 1996, the Company will match $.25 for each $1.00 of a participant's contribution up to 1.5% of a participant's compensation, and may also make additional discretionary contributions to the Plan. Matching expense was $630,000, $882,000 and $479,000 for 1995, 1994 and 1993, respectively. All Company matching contributions were invested in a separate fund comprised of the Company's Series A Common Stock, 250,000 shares of which have been reserved for use under the 401(k) Plan.

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

The following table presents the status of the Plan and the amounts recognized in the Company's consolidated balance sheets (in thousands):

                                                       1995            1994
                                                      -------        --------
Actuarial present value of accumulated
  postretirement benefit obligation:
    Retirees .....................................    $22,065         $23,442
    Active plan participants .....................      4,831           6,927
                                                      -------         -------
                                                       26,896          30,369
Unrecognized net actuarial gain...................     16,511          12,577
Unrecognized prior service cost ..................        242             266
                                                      -------         -------
Accrued postretirement benefit cost included
  in consolidated balance sheets .................    $43,649         $43,212
                                                      =======         =======

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)
- ------------------------------------------------------------------------------

Postretirement benefit expense included the following components (in thousands):

                                         1995         1994         1993
                                        ------       ------       ------
Service cost ...................        $  398       $  375       $  603
Interest cost ..................         2,576        2,310        3,437
Net amortization ...............          (887)        (736)         -0-
                                        ------       ------       ------
                                        $2,087       $1,949       $4,040
                                        ======       ======       ======

The following assumptions were used in determining the accumulated postretirement benefit obligation:

                                                     1995           1994
                                                    -------        -------
Discount rate  .................................     7.5%            8.75%

                                         1995                  1994
                                  -------------------   -------------------
                                  CURRENT     FUTURE    CURRENT     FUTURE
                                  RETIREES   RETIREES   RETIREES   RETIREES
                                  -------------------   -------------------
Health care cost trend rate:
  Initial rate .................   9.5%        8.5%     10.0%        9.0%
  Ultimate rate ................   5.0%        5.0%      6.0%        6.0%
  Period to ultimate rate ......  9 YEARS     7 YEARS   8 years     6 years

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of February 3, 1996 by $2,205,000 and the aggregate of the service and interest cost components of postretirement benefit expense for 1995 by $234,000.

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

The Company offers Series A Common Stock to employees for purchase through payroll deductions under its 1991 Employee Stock Purchase Plan. The purchase price is 85% of the closing market price on the offering date or the purchase date, whichever is lower. During fiscal 1995, 1994 and 1993, respectively, 76,870, 75,422 and 74,499 shares were issued under the Plan at average prices of $17.00, $17.00 and $19.23. As of February 3, 1996, 326,306 shares of Series A Common Stock were available for use under the Plan.

The Company also has stock option plans which provide for granting to key employees qualified and nonqualified options to purchase common stock of the Company. Generally, options are granted for a term of ten years and become exercisable immediately. During fiscal 1995, 2,044 shares were issued upon exercise of options at an average price of $19.14. No options were exercised during fiscal 1994. During fiscal 1993, 3,154 shares were issued upon exercise of options at an average price of $22.46. Options to purchase 365,134 shares of Series A Common Stock at an average exercise price of $26.79 were outstanding and exercisable at February 3, 1996. As of February 3, 1996, 66,379 shares of Series A Common Stock remain available for grant of options. During 1995, options to purchase 198,086 shares of Series A Common Stock and 145,254 shares of Series B Common Stock expired.

Effective in fiscal 1993, the Company established a dividend reinvestment and stock purchase plan, whereby shareholders may invest cash dividends and optional cash payments in Series A Common Stock. The Company has registered 2,060,000 shares for use under the plan, of which 2,025,671 remain available for use at February 3, 1996.

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax liabilities and assets are as follows (in thousands):

                                            1995           1994
                                           -------        -------
Deferred tax liabilities:
    Depreciation ......................    $18,078        $20,456
    Other -- net ......................      3,812          2,898
                                           -------        -------
                                            21,890         23,354
Deferred tax assets:
    Retiree health care obligation ....     14,854         15,158
    Accruals and reserves .............     11,863         12,616
                                           -------        -------
                                            26,717         27,774
                                           -------        -------
Net deferred tax asset ................    $ 4,827        $ 4,420
                                           =======        =======

Other assets include deferred tax assets of $1,462,000 and $445,000 at February 3, 1996 and January 28, 1995, respectively.

The components of income tax expense (benefit) are as follows (in thousands):

                                      1995        1994        1993
                                    -------     -------      ------
Current:
   Federal .......................  $(4,111)    $13,886      $8,299
   State .........................       20       1,549         301
                                    -------      ------      ------
                                     (4,091)     15,435       8,600
Deferred:
   Federal .......................     (116)     (3,927)        146
   State .........................     (291)     (1,450)        356
                                    -------      ------      ------
                                       (407)     (5,377)        502
                                    -------      ------      ------
                                    $(4,498)    $10,058      $9,102
                                    =======      ======      ======

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)
- ------------------------------------------------------------------------------

A reconciliation of the effective income tax rate with the statutory federal income tax rate is as follows:

                                      1995    1994    1993
                                      ----    ----    ----
Federal tax rate .................   (34.0)%  35.0%   35.0%
State taxes, net of federal
  benefit.........................    (1.6)    0.2     1.6
Jobs tax credit ..................    (0.8)   (1.9)   (1.9)
Effect of state statutory tax
  rate change ....................     1.1     -0-     -0-
Other ............................     1.4     0.1    (0.8)
                                      ----    ----    ----
                                     (33.9)%  33.4%   33.9%
                                      ====    ====    ====

Income taxes paid were as follows: 1995 -- $13,309,000; 1994 -- $11,735,000;
1993 -- $8,587,000.

8. COMMITMENTS

Leases:

Capital lease assets, which are included in property, fixtures and equipment, are as follows (in thousands):

                                  FEBRUARY 3    January 28
                                     1996          1995
                                  ----------    ----------
Land ...........................   $  2,157      $  2,157
Buildings ......................     71,410        65,963
Store fixtures and equipment ...      2,807         2,807
                                   --------      --------
                                     76,374        70,927
Allowance for amortization
  (deduction) ..................    (35,969)      (33,857)
                                   --------      --------
                                   $ 40,405      $ 37,070
                                   ========      ========

Amortization of capital lease assets is included in depreciation expense.

Future minimum rental commitments as of February 3, 1996, for all noncancelable leases are as follows (in thousands):

                             Capital   Operating
Fiscal Year                  Leases     Leases*
- -----------                 --------   ---------
1996 ...................... $ 16,083    $ 6,533
1997 ......................    5,634      5,529
1998 ......................    5,514      4,626
1999 ......................    5,342      4,324
2000 ......................    5,287      4,184
Thereafter ................   33,000     36,336
                            --------    -------
Total minimum rental
  commitments .............   70,860    $61,532
                                        =======
Estimated executory costs..   (1,109)
Imputed interest ..........  (24,765)
                            --------
Present value of net
  minimum lease payments .. $ 44,986
                            ========

*These amounts have not been reduced by future noncancelable sublease rentals of $5,222.


During 1995, the Company incurred a capital lease obligation of $5,478,000 in connection with a lease agreement for additional space within an existing distribution facility.

All real estate leases include renewal options for periods ranging from 5 to 100 years. Most of these leases include options to purchase at specified times. In most instances, the Company pays real estate taxes, insurance and maintenance costs. There are no guarantees, related obligations or restrictions in connection with the lease agreements.

Total net rental expense amounted to (in thousands):


                                        1995       1994       1993
                                       ------     -------     ------
Minimum rentals ...................... $7,318     $ 5,661     $5,861
Contingent rentals, based on sales ...  1,222       1,310      1,288
Sublease rentals .....................   (973)     (1,022)      (831)
                                       ------     -------     ------
                                       $7,567     $ 5,949     $6,318
                                       ======     =======     ======

Other:

Estimated cost to complete construction in progress at February 3, 1996 is approximately $1,245,000.

In fiscal 1995, the City of Philadelphia advised the Company that it will exercise its eminent domain power to acquire the Company's
Department Store Distribution Center by fiscal 1997. The Company anticipates that a gain will be recognized as a result of this sale. It is the Company's intention to replace the Distribution Center by leasing another warehouse facility.

The Company is obligated to repurchase from a bank on June 1, 1997 or arrange refinancing of a loan in the amount of $5,760,000 made to the landlord of a distribution facility that is leased by the Company under a capital lease.

9. SUBSEQUENT EVENT

On April 4, 1996, the Company announced that its Board of Directors had approved agreements for the sale of the assets of the Company. The transactions will consist of the sale of the department store assets in a tax-free reorganization to The May Department Stores Company ("May") in exchange for May stock and the assumption of certain liabilities; the sale of the Clover stores to Kimco Realty Corporation for cash and the assumption of certain liabilities; and the liquidation of Clover inventory and fixtures. Following these sales, the Company will be liquidated and, after provision for liabilities not assumed by the buyers, the shareholders will receive May stock. Depending on the final amount of liabilities, the Company's management has estimated that shareholders will receive approximately four-tenths of a share of May stock for each share of the Company. The closing price of the May stock on the New York Stock Exchange was $47-7/8 on April 3, 1996. The transactions are subject to shareholder approval and antitrust clearance. The financial statements do not reflect any effects of these transactions.

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


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
- ------------------------------------------------------------------------------

To the Shareholders of
Strawbridge & Clothier

We have audited the accompanying consolidated balance sheets of Strawbridge & Clothier as of February 3, 1996 and January 28, 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Strawbridge & Clothier at February 3, 1996 and January 28, 1995, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended February 3, 1996, in conformity with generally accepted accounting principles.


Philadelphia, Pennsylvania                                   ERNST & YOUNG LLP
March 22, 1996, except for Note 9,
as to which the date is April 4, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- ------------------------------------------------------------------------------

OPERATIONS

    Sales for fiscal 1995, a 53-week year, were $980,598,000, a decrease of 2.3% from sales of $1,003,524,000 in fiscal 1994, a 52-week year. Fiscal 1994 sales had increased 1.9% over fiscal 1993 sales of $984,615,000. Fiscal 1993 was a 52-week year. Comparable store sales for fiscal 1995 decreased 4.7% from fiscal 1994. Several factors combined to produce this disappointing sales result. During the all-important Christmas selling season, there were three snowstorms, and during the Easter selling season, there was a fourteen-day public transit strike in the Company's trading area. The local retailing climate continued to be highly competitive and consumer confidence was low. On April 21, 1995, the Company opened its first home furnishings store in the Concord Mall, on May 8, 1995, the Company opened its new Brandywine Clover store and on August 7, 1995, the Company opened its new Clover store at the Gallery in Philadelphia.

    The net loss for fiscal 1995 of $8,787,000 compared to net earnings for fiscal 1994 of $20,032,000 and net earnings for fiscal 1993 of $17,727,000. The 1995 result can be attributed to the decreased sales and increased markdowns taken to clear seasonal inventory. Fiscal 1994 earnings increased from fiscal 1993 due to the increase in sales, continued control of operating expenses and a decrease in interest expense, partially offset by an increase in the provision for doubtful accounts and a reduced LIFO benefit.

    Other income and deductions was $6,238,000 in fiscal 1995 compared to $3,265,000 in fiscal 1994 and $2,412,000 in fiscal 1993. Fiscal 1995 included a $6,556,000 gain on the curtailment of the Company's pension plan and $2,920,000 expense incurred in connection with the attempt to acquire six John Wanamaker stores.

    Cost of sales, including occupancy and buying costs, was 76.1% of sales in fiscal 1995, compared to 74.3% in 1994 and 74.5% in 1993. Cost of sales for all three years was negatively impacted by increased markdowns taken to stimulate sales in the Company's highly competitive trading area. Occupancy and buying costs increased in 1995 due to the new stores, but had decreased in 1994 and 1993. The impact of the LIFO method of accounting for inventories (benefits of $903,000, $39,000 and $1,239,000 in fiscal 1995, 1994 and 1993, respectively) is reflected in cost of sales.

    Selling and administrative expenses, net of finance charges, were 19.3% of sales in 1995, compared to 17.1% of sales in 1994 and 17.5% of sales in 1993. The 1995 increase as a percentage of sales reflects the decrease in sales, preopening and operating expenses for three new stores, and a reduction in finance charge income due to the sale of customer accounts receivable as discussed in Note 3 to the financial statements. This reduction of finance charge income is offset by comparable interest expense savings resulting from the use of the proceeds to reduce borrowings. The 1994 result reflects a decrease in benefits expense due to changes in benefit plans, increased finance charge income and continued control of operating expenses.

    Depreciation expense was 3.2% of sales in 1995 and 2.9% in 1994 and 1993. The increase in 1995 reflects the new stores and the decreased sales. Interest expense was 1.9% of sales in 1995 and 1994 and 2.1% of sales in 1993. The provision for doubtful accounts was 1.4% of sales in 1995 compared to 1.0% in 1994 and .5% in 1993. The results in 1995 and 1994 reflect increases in write-offs and increases in the reserve for doubtful accounts, which resulted from more liberal credit policies instituted in prior fiscal years to stimulate credit sales and remain competitive in the credit market. The effective tax rates were 33.9%, 33.4% and 33.9% for fiscal years 1995, 1994 and 1993, respectively. The 1995 result reflects the expiration of the jobs tax credits, offset by a lower statutory federal rate as a result of reduced pretax earnings.
The decrease in the 1994 rate resulted from decreases in statutory state income tax rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
- ------------------------------------------------------------------------------

FINANCIAL CONDITION AND LIQUIDITY

    Cash provided by operating activities for 1995 was $121.8 million compared to $93.0 million in 1994 and $31.7 million in 1993. Results for fiscal 1995 and fiscal 1994 include $95.0 million and $50.0 million, respectively, from the Company's sale of its private label credit card accounts receivable, as discussed in Note 3 to the financial statements. Without the effects of the sale of accounts receivable, the 1995 result decreased due to the reduced earnings.

    The Company's capital expenditures were $48.7 million, $38.0 million and $22.1 million in fiscal 1995, 1994 and 1993, respectively. Capital expenditures for 1995 included two new Clover stores, the home furnishings store, renovation of the Center Square and Rising Sun Clover stores, the renovation of the Concord department store and other smaller renovation projects. Capital expenditures for 1994 and 1993 were for various renovation projects.

    Cash used for financing activities was $56.7 million, $50.4 million and $11.2 million in fiscal 1995, 1994 and 1993, respectively. In November 1995, the Company obtained a $150.0 million facility for the sale of the Company's accounts receivable as well as a $100.0 million revolving credit facility with a group of banks, with PNC Bank, National Association, as lead agent. These facilities replaced the Company's existing $50.0 million receivable facility, its existing $25.0 million revolving credit facility and previous confirmed bank credit lines. Due to the timing of the Company's fiscal year end, cash dividends paid reflects five, three and four regular quarterly common stock cash dividend payments in fiscal 1995, 1994 and 1993, respectively.

    On April 4, 1996, the Company announced that its Board of Directors had approved agreements for the sale of the assets of the Company. The transactions will consist of the sale of the department store assets in a tax-free reorganization to The May Department Stores Company ("May") in exchange for May stock and the assumption of certain liabilities; the sale of the Clover stores to Kimco Realty Corporation for cash and the assumption of certain liabilities; and the liquidation of Clover inventory and fixtures. Following these sales, the Company will be liquidated and, after provision for liabilities not assumed by the buyers, the shareholders will receive May stock. The transactions are subject to shareholder approval and antitrust clearance. Management believes that existing credit facilities will be sufficient to provide necessary financing until the closing of the May and Kimco transactions.


- ------------------------------------------------------------------------------

FIVE-YEAR FINANCIAL SUMMARY
(amounts in thousands, except per share data)

                       1995(1)        1994      1993      1992      1991
- ------------------------------------------------------------------------
OPERATING RESULTS
Net Sales             $980,598  $1,003,524  $984,615  $967,794  $967,786
- ------------------------------------------------------------------------
Cost of Sales          746,473     745,251   733,901   718,582   718,927
- ------------------------------------------------------------------------
Interest Expense        18,964      19,551    20,909    21,446    23,048
- ------------------------------------------------------------------------
Earnings (Loss) Before
 Income Taxes and
 Cumulative Effect
 of Accounting
 Changes               (13,285)     30,090    26,829    27,189    20,714
- ------------------------------------------------------------------------
Income Taxes (Benefit)  (4,498)     10,058     9,102     9,169     7,146
- ------------------------------------------------------------------------
Earnings (Loss) Before
 Cumulative Effect
 of Accounting
 Changes                (8,787)     20,032    17,727    18,020    13,568
- ------------------------------------------------------------------------
Net Earnings (Loss)     (8,787)     20,032    17,727     1,170(3) 13,568

OTHER OPERATING DATA

Depreciation          $ 31,300  $   29,587  $ 28,829  $ 28,322  $ 28,710
- ------------------------------------------------------------------------
Rent                     7,567       5,949     6,318     7,419     6,320
- ------------------------------------------------------------------------
Taxes Other Than
 Income Taxes           26,011      25,353    25,050    25,164    25,627

DIVIDENDS

Cash Dividends on
 Common Stock         $ 11,295  $   11,147  $ 10,963  $ 10,502  $ 10,067
- ------------------------------------------------------------------------
Stock Dividends on
 Common Stock               --          --        3%        3%        3%

PER SHARE OF
COMMON STOCK(2)

Earnings (Loss) Before
 Cumulative Effect
 of Accounting
 Changes              $   (.83) $     1.92  $   1.71  $   1.76  $   1.34
- ------------------------------------------------------------------------
Net Earnings (Loss)       (.83)       1.92      1.71       .11(3)   1.34
- ------------------------------------------------------------------------
Cash Dividends on
 Series A Common
 Stock                    1.10        1.10      1.09      1.07      1.03
- ------------------------------------------------------------------------
Cash Dividends on
 Series B Common
 Stock                    1.00        1.00       .99       .96       .92
- ------------------------------------------------------------------------
Book Value               23.09       25.08     24.28     23.68     24.66

FINANCIAL DATA

Working Capital       $119,532  $  201,464  $209,581  $212,514  $184,641
- ------------------------------------------------------------------------
Property, Fixtures
 & Equipment --
 Net                   329,392     308,161   300,368   307,158   312,876
- ------------------------------------------------------------------------
Total Assets           575,814     639,792   663,052   653,939   631,987
- ------------------------------------------------------------------------
Long-Term Debt         129,358     161,442   162,254   171,617   156,237
- ------------------------------------------------------------------------
Capital Lease
 Obligations            35,739      40,848    43,554    52,030    55,481
- ------------------------------------------------------------------------
Redeemable
 Preferred Stock            --         116       296       474       655
- ------------------------------------------------------------------------
Shareholders'
 Equity                245,059     262,352   252,202   242,839   250,548
- ------------------------------------------------------------------------
Number of
 Common Shares
 Outstanding            10,614      10,462    10,386     9,957     9,579
- ------------------------------------------------------------------------
Square Feet of
 Store Space             6,007       5,744     5,744     5,744     5,744


(1) 53-week fiscal year.
(2) Weighted average shares outstanding were: 1995 -- 10,531; 1994 -- 10,426; 1993 -- 10,324; 1992 -- 10,216; 1991 -- 10,099.
(3) Includes cumulative effect adjustments relating to accounting changes for income taxes ($9,750 benefit; $.95 per share) and retiree health care benefits ($26,600 charge; $2.60 per share) and reduced cost of sales of $3,948 as a result of a change in LIFO accounting method, resulting in an after-tax benefit of $2,606 or $.26 per share.

QUARTERLY RESULTS OF OPERATIONS
(in thousands, except per share data)
- ------------------------------------------------------------------------------

The following is a summary of unaudited quarterly results of operations for the 1995 and 1994 fiscal years. The fourth quarter consisted of fourteen weeks in 1995 and thirteen weeks in 1994.

                                                                         Net Earnings
                                                     Net Earnings         (Loss) Per
                  Net Sales        Gross Profit         (Loss)           Common Share
Fiscal       ------------------  ----------------  -----------------   ---------------
Quarter        1995      1994      1995     1994     1995      1994     1995     1994
- -------      --------  --------  -------  -------  -------   -------   ------   ------
First ...... $198,625  $208,303  $45,465  $50,233  $(6,064)  $  (988)  $(0.58)  $(0.10)
Second .....  218,551   222,894   47,081   53,377   (9,079)      244    (0.86)    0.02
Third ......  225,504   226,559   52,271   58,559   (7,232)      526    (0.68)    0.05
Fourth .....  337,918   345,768   89,308   96,104   13,588(1) 20,250     1.28(1)  1.93

(1) Includes a gain on the curtailment of the pension plan of $4,320, or $.41 per share.



MARKET AND DIVIDEND INFORMATION
- ------------------------------------------------------------------------------

The Company's Series A Common Stock is traded on the over-the-counter market. There is no trading market for Series B Common Stock but it is readily convertible at any time into Series A Common Stock on a share-for-share basis. The number of shareholders of record as of January 2, 1996 was 5,018 for Series A and 222 for Series B. The following table indicates the range of high and low price quotations for the Series A Common Stock by quarter during the last two fiscal years, as obtained through NASDAQ and the quarterly cash dividends per common share.

                                                         Cash Dividends Per Share
                    Range of High and Low          -----------------------------------
                       Price Quotations                 Series A           Series B
Fiscal       ------------------------------------  -----------------   ---------------
Quarter            1995                1994          1995      1994     1995     1994
- -------      ------------------  ----------------  -------   -------   ------   ------
First .....   $19.00    $22.75    $20.00   $23.50   $0.275    $0.275    $0.25    $0.25
Second ....    18.50     21.50     19.50    21.75    0.275     0.275     0.25     0.25
Third .....    14.13     19.75     20.75    23.50    0.275     0.275     0.25     0.25
Fourth ....    18.00     25.25     20.75    23.25    0.275     0.275     0.25     0.25