Form 10-K, Exhibit 13
period 1997-02-01
STRAWBRIDGE & CLOTHIER
filed 1997-05-19
CIK 94855

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------

On April 4, 1996, the Board of Directors of the Company adopted a resolution providing for the voluntary dissolution of the Company in accordance with a Plan of Reorganization and Liquidation (the "Plan of Liquidation") to be effected pursuant to the asset disposition involving certain transactions with The May Department Stores Company ("May") and Kimco Realty Corporation ("KIMCO") . The shareholders of the Company approved the voluntary dissolution of the Company in accordance with the Plan of Liquidation on July 15, 1996.


RESULTS OF OPERATIONS
---------------------

As a result of the May and KIMCO agreements (See Notes 1 and 2 to the accompanying consolidated financial statements) and the related planned dissolution of the Company, the Company's going concern operations ceased on July 15, 1996, and the Company began reporting on the liquidation basis of accounting as of the close of its second fiscal quarter. Accordingly, the financial statements for the fiscal year ended February 1, 1997 reflect operating activity only through August 3, 1996.

Sales for the 26 week operating period in fiscal 1996 were $392,714,000, a decrease of 60.0% from sales of $980,598,000 in fiscal 1995, a 53 week year. Fiscal 1995 sales had decreased 2.3% from sales of $1,003,524,000 in fiscal 1994, a 52 week year. The vast majority of the decrease between fiscal 1996 and 1995 is the result of the July 15, 1996 termination of the Company's going concern operations. Comparable period net sales for the department stores through July 15, 1996 and for the Clover stores through July 10, 1996 declined 5.9%, while comparable store sales declined 7.0% during the same period.

The net loss for the 26 week operating period in fiscal 1996 was $48,474,000 compared to a net loss for fiscal 1995 of $8,787,000 and net earnings for fiscal 1994 of $20,032,000. The 1996 result can be attributed to a $34,686,000 net adjustment to the liquidation basis of accounting, as well as the decrease in sales and significantly greater markdowns as a result of the May and KIMCO transactions. Fiscal 1995 earnings decreased from fiscal 1994 as a result of the decreased sales and increased markdowns taken to clear seasonal inventory.

Other income and deductions was $2,915,000 for the 26 week operating period in fiscal 1996 compared to $6,238,000 in fiscal 1995 and $3,265,000 in fiscal 1994. Fiscal 1995 included a $6,556,000 gain on the curtailment of the Company's pension plan and a $2,920,000 expense incurred in connection with the attempt to acquire six John Wanamaker stores.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
---------------------------------------------------------

Costs and expenses as a percentage of sales and the effective tax rates were as follows:

                                              FISCAL PERIODS ENDED
                                     --------------------------------------
                                       8/3/96        2/3/96       1/28/95
                                     (26 weeks)    (53 weeks)    (52 weeks)
                                     ----------    ----------    ----------
Cost of sales, including occupancy
  and buying costs ..................   80.7           76.1          74.3
Selling and administrative expenses,
net of finance charges ..............   21.4           19.3          17.1
Depreciation ........................    3.8            3.2           2.9
Interest ............................    2.0            1.9           1.9
Provision for doubtful accounts......    1.2            1.4           1.0
Effective tax rate (benefit) ........  (28.4)         (33.9)         33.4

Cost of sales, including occupancy and buying costs, for the fiscal 1996 operating period reflect significantly greater markdowns as a result of the May and KIMCO transactions. Selling and administrative expenses, net of finance charge income reflect an increase due to new stores opened in fiscal 1995 and a reduction in finance charge income due to the sale of customer accounts receivable. Depreciation expense increased due to new stores opened in fiscal 1995. The effective tax rate for fiscal 1996 decreased since only benefits available through the utilization of net operating loss carrybacks were recognized.

In connection with the Company's change to the liquidation basis of accounting as of August 3, 1996, assets have been valued at estimated net realizable values and liabilities have been reflected at their estimated settlement amounts, including estimated costs to be incurred during the period of liquidation. The Company has recorded an adjustment to liquidation basis of $34,686,000 which consists of (i) gain on the sale of certain of the Company's department store division net assets to May of $75,732,000, (ii) gain on the termination of the Company's retiree health care plan of $48,223,000, (iii) unrealized gain on the Company's investment in common stock of The May Department Stores Company of $12,075,000, (iv) loss on accrual of estimated costs associated with carrying out the plan of liquidation of $78,270,000, (v) loss of $60,416,000 on adjustment of remaining assets and liabilities to net realizable values, (vi) loss on the sale of certain of the Company's Clover division net assets to KIMCO of $30,730,000, and (vii) loss on the sale of the Company's Clover division inventory to Gordon Brothers Partners, Inc. of $1,300,000. The valuations of the assets and liabilities are based on management's estimates and assumptions as of the date of the financial statements; actual realization of the assets and settlement of liabilities could be higher or lower than the amounts indicated. Estimates used in the liquidation basis of accounting are forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, and there are a number of important factors that could cause actual results to differ from the estimates, including the period during which the remaining Clover stores will continue to operate, the ability to obtain substitute tenants, settlement amounts of claims and other liabilities to be paid in the liquidation, the amounts to be received for assets which have not yet been sold, and the time period necessary to complete the Plan of Reorganization and Liquidation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
---------------------------------------------------------

Estimated costs during the period of liquidation increased $8,400,000 from August 4, 1996 through February 1, 1997. Of this amount, $6,000,000 provides for the anticipated operating losses of the three remaining Clover locations operating after January 1, 1997, the date the Company resumed responsibility for the continuing operating requirements (See Note 2 to the accompanying consolidated financial statements). The remaining $2,400,000 increase represents the net change in other estimated assets and liabilities in liquidation. On February 26, 1997, the Company sold the Penrose Plaza Clover location and settled its related lease obligation. This store closed on May 1, 1997 after completion of a liquidation sale. The Company continues to negotiate the sale of property and assumption of the leases for the two remaining Clover locations.


CASH PAYMENTS AND RECEIPTS DURING LIQUIDATION
---------------------------------------------

Payments made during the six months ended February 1, 1997 consisted primarily of the payoff of certain Clover mortgages in connection with the KIMCO settlement, negotiated settlements on the early termination of operating contracts, payment to May of the $9,200,000 condemnation award received in settlement of the Island Avenue distribution center, repurchase of the Clover stores' merchandise inventory on hand at December 31, 1996 from Gordon Brothers Partners, Inc., wages and benefits for the Company's severance plans, liquidation and winddown expenses, and the dividend paid to shareholders in November, 1996.

Cash received during the six months ended February 1, 1997 consisted primarily of the proceeds of the KIMCO transaction, after deduction at closing of the Company's applicable mortgage notes outstanding, including interest and closing costs as well as certain escrow trust requirements, $5,000,000 of income tax recoverable, and $2,400,000 in cash dividends on the shares of May.

FINANCIAL CONDITION AND LIQUIDITY
---------------------------------

Cash provided by operating activities for the 26 week operating period in fiscal 1996 was $22,800,000 compared to $121,800,000 in 1995 and
$93,000,000 in 1994. Results for fiscal 1995 and 1994 include $95,000,000 and $50,000,000, respectively, from the Company's sale of its private label credit card accounts receivable (See Note 4 to the accompanying consolidated financial statements). The principal components of the fiscal 1996 amount are cash received from the sale of merchandise inventories to Gordon Brothers Partners, Inc. and customers, offset by payments of account payable and accrued expenses.

The Company's capital expenditures were $5,700,000, $48,700,000 and $38,000,000 in fiscal years 1996, 1995 and 1994, respectively. Capital expenditures for 1996 represent amounts paid for projects started in fiscal 1995. Capital expenditures in 1995 included two new Clover stores, the new Concord home furnishings store, and renovations of the Concord department store and Center Square and Rising Sun Clover stores. In 1994, capital expenditures were for various renovations projects.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
---------------------------------------------------------


Cash used for financing activities were $20,000,000, $56,700,000 and $50,400,000 for the 26 week operating period in 1996, and fiscal years 1995 and 1994, respectively. Amounts used in each period were for the payment of debt obligations and dividends on the Company's common stock.

At the closing of the May transaction on July 18, 1996, outstanding amounts under the Company's credit facilities, including all mortgage notes payable on department store assets, were assumed by May. The aggregate amount, including accrued interest, was $147,300,000. At the KIMCO closing on August 26, 1996, the aggregate amount of all mortgage notes paid on the applicable Clover sites, including accrued interest and closing costs, was $12,000,000.

In connection with the Liquidation, in August, 1996 the Company entered into a $25,000,000 revolving credit facility with First Union National Bank (See Note 5 to the accompanying consolidated financial statements). The outstanding balance of $12,200,000 under this facility was paid on March 6, 1997 from the proceeds of a $22,500,000 federal tax refund. Management believes that this credit facility, together with amounts received from the sale of remaining assets, including certain shares of May common stock, will be sufficient to provide the liquidity necessary to complete the Company's dissolution.

           Report of Ernst & Young LLP, Independent Auditors




To the Shareholders
of Strawbridge & Clothier


We have audited the accompanying consolidated statement of net assets in liquidation of Strawbridge & Clothier (the "Company") as of February 1, 1997, the related consolidated statement of changes in net assets in liquidation for the period from August 4, 1996 through February 1, 1997, and the consolidated statements of operations, shareholders' equity, and cash flows for the period February 4, 1996 through August 3, 1996. In addition, we have audited the consolidated balance sheet as of February 3, 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As described in Note 1 to the consolidated financial statements, the Company's shareholders approved a plan of Reorganization and Liquidation on July 15, 1996, and the Company commenced liquidation shortly thereafter. As a result, the Company changed its basis of accounting from the going concern basis to the liquidation basis and began reporting on the liquidation basis as of August 3, 1996.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated net assets in liquidation of Strawbridge & Clothier at February 1, 1997, the changes in its consolidated net assets in liquidation from August 4, 1996 through February 1, 1997, the results of its operations and its cash flows for the period February 4, 1996 through August 3, 1996, the financial position of Strawbridge & Clothier at February 3, 1996, and the results of its operations and its cash flows for each of the two fiscal years in the period ended February 3, 1996, in conformity with generally accepted accounting principles applied on the bases described in the preceding paragraph.


/s/ Ernst & Young, LLP

    Philadelphia, Pennsylvania
    May 15, 1997

                         Strawbridge & Clothier

          Consolidated Statement of Net Assets in Liquidation

                            February 1, 1997
                             (in thousands)



ASSETS
Restricted cash                                                $  5,078
Investment in The May Department Stores Company common stock    198,350
Merchandise inventories                                           5,505
Income taxes recoverable                                         22,996
Property, fixtures, and equipment                                 5,075
Other assets                                                      2,087
                                                               --------
                                                                239,091

LIABILITIES
Outstanding checks in excess of bank balances                       238
Accounts payable                                                    874
Accrued expenses                                                 16,462
Debt and capital lease obligations                               14,131
Estimated costs during period of liquidation                      8,047
Other liabilities                                                23,700
                                                               --------
                                                                 63,452
                                                               --------
Net assets in liquidation as of February 1, 1997               $175,639
                                                               ========


See accompanying notes.

                         Strawbridge & Clothier

                  Consolidated Statement of Changes in
                       Net Assets in Liquidation

                August 4, 1996 through February 1, 1997
                             (in thousands)



Net assets in liquidation as of August 4, 1996                 $191,173

Unrealized loss on investment in The May Department
   Stores Company common stock                                   (4,454)
Decrease in estimated number of The May Department
   Stores Company common shares to be received                   (2,191)
Dividends received on The May Department Stores
   Company common stock                                           2,438
Dividends paid on common stock (per share: $.275 Series A;
   $.25 Series B)                                                (2,922)
Net change in estimated assets and liabilities                   (8,405)
                                                               --------
                                                                (15,534)
                                                               --------
Net assets in liquidation as of February 1, 1997               $175,639
                                                               ========




See accompanying notes.

                         Strawbridge & Clothier

                       Consolidated Balance Sheet
                         (Going Concern Basis)

                            February 3, 1996
                             (in thousands)


ASSETS

Current assets:
   Cash and equivalents                                         $14,253
   Accounts receivable                                           45,058
      Allowance for doubtful accounts                            (1,940)
                                                                -------
                                                                 43,118

Merchandise inventories                                         154,009
Deferred income taxes                                             3,365
Income taxes recoverable                                          5,653
Prepaid expenses and other                                        9,534
Total current assets                                            229,932


Property, fixtures, and equipment--on the
   basis of cost:
      Land                                                       20,311
      Buildings and improvements                                388,740
      Store fixtures, furniture, and equipment                  258,093
      Allowance for depreciation (deduction)                   (342,052)
                                                               --------
                                                                325,092
      Construction in progress                                    4,300
                                                               --------
                                                                329,392

Other assets                                                     16,490
                                                               --------
                                                               $575,814
                                                               ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

Accounts payable                                               $ 63,494
Accrued expenses                                                 30,153
Federal, state, and local taxes                                   3,116
Long-term debt and capital lease
   obligations due within one year                               13,637
                                                               --------
Total current liabilities                                       110,400

Long-term debt--due after one year                              129,358

Capital lease obligations--due after one year                    35,739

Accrued retirement costs                                         48,518

Other liabilities                                                 6,740

Series Preferred Stock--no par value:
   authorized--2,000,000 shares; none issued                         --


Shareholders' equity:
   Series A Common Stock--par value $1 a share:
      authorized 20,000,000 shares; issued and
      outstanding 7,473,841 shares                                7,474
   Series B Common Stock--par value $1 a
      share, convertible: authorized--20,000,000 shares;
      issued and outstanding--3,139,699 shares                    3,140
   Capital in addition to par value of shares                   170,859
   Retained earnings                                             63,586
                                                               --------
   Total shareholders' equity                                   245,059
                                                               --------
                                                               $575,814
                                                               ========


See accompanying notes.

                         Strawbridge & Clothier

            Consolidated Statements of Shareholders' Equity
                         (Going Concern Basis)

                 (in thousands, except per share data)

                                               CAPITAL IN
                          SERIES A  SERIES B   ADDITION TO              NET ASSETS
                          COMMON    COMMON     PAR VALUE     RETAINED   IN
                          STOCK     STOCK      OF SHARES     EARNINGS   LIQUIDATION   TOTAL
                          --------------------------------------------------------------------
Balance, January 29, 1994 $ 7,151   $ 3,235    $ 167,024     $ 74,792   $     --      $252,202

  Net earnings                                                 20,032                   20,032
  Cash dividends--common
    (per share:
    $1.10 Series A;
    $1.00 Series B)                                           (11,147)                 (11,147)

  Cash dividends--
    preferred                                                      (8)                      (8)
  Employee stock
    purchases                  75                  1,198                                 1,273
  Conversions                  65       (65)                                                --
                          --------------------------------------------------------------------
Balance, January 28, 1995   7,291     3,170      168,222       83,669         --       262,352

  Net loss                                                     (8,787)                  (8,787)
  Cash dividends--common
    (per share:
    $1.10 Series A;
    $1.00 Series B)                                           (11,295)                 (11,295)
  Cash dividends--
    preferred                                                      (1)                      (1)
  Exercise of stock options,
    employee stock
    purchases, and
    contribution to
    Retirement Savings Plan   153                  2,637                                 2,790
  Conversions                  30       (30)                                                --
                          --------------------------------------------------------------------
Balance, February 3, 1996   7,474     3,140      170,859       63,586         --       245,059

  Net loss                                                    (48,474)                 (48,474)
  Cash dividends--common
    (per share:
    $.55 Series A;
    $.50 Series B)                                             (5,733)                  (5,733)
  Exercise of stock options
    and employee stock
    purchases                  22                    299                                   321
  Change from going concern
    to liquidation basis
    of accounting          (7,496)   (3,140)    (171,158)      (9,379)   191,173            --
                          --------------------------------------------------------------------
Balance, August 3, 1996   $    --   $    --    $      --     $     --   $191,173      $191,173
                          ====================================================================


See accompanying notes.

                         Strawbridge & Clothier

                 Consolidated Statements of Operations
                         (Going Concern Basis)

            (in thousands, except share and per share data)


                                     FEBRUARY 4,
                                        1996               YEAR ENDED
                                         TO        --------------------------
                                      AUGUST 3,    FEBRUARY 3,    JANUARY 28,
                                        1996          1996            1995
                                    -----------------------------------------
                                     (26 weeks)     (53 weeks)     (52 weeks)

Net sales                           $   392,714    $   980,598    $ 1,003,524
Other income, net of
   other deductions                       2,915          6,238          3,265
                                    -----------------------------------------
                                        395,629        986,836      1,006,789

Deduct:
  Cost of sales, including
    occupancy and buying costs          316,813        746,473        745,251
  Selling and administrative
    expenses, net of finance
    charges                              84,234        189,207        172,029
  Depreciation                           14,798         31,300         29,587
  Interest                                7,917         18,964         19,551
  Provision for doubtful accounts         4,865         14,177         10,281
  Net adjustment to liquidation
    basis of accounting                  34,686             --             --
                                    -----------------------------------------
                                        463,313      1,000,121        976,699
                                    -----------------------------------------
(Loss) earnings before income taxes
  (benefit)                             (67,684)       (13,285)        30,090
Income taxes (benefit)                  (19,210)        (4,498)        10,058
                                    -----------------------------------------
Net (loss) earnings                 $   (48,474)   $    (8,787)   $    20,032
                                    =========================================

(Loss) earnings per share           $     (4.56)   $      (.83)   $      1.92
                                    =========================================
Average shares outstanding           10,618,659     10,531,149     10,426,277





See accompanying notes.

                         Strawbridge & Clothier

                 Consolidated Statements of Cash Flows
                         (Going Concern Basis)

                             (in thousands)



                                     FEBRUARY 4,
                                        1996               YEAR ENDED
                                         TO        --------------------------
                                      AUGUST 3,    FEBRUARY 3,    JANUARY 28,
                                        1996          1996            1995
                                    -----------------------------------------
                                     (26 weeks)     (53 weeks)     (52 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) earnings                 $   (48,474)   $    (8,787)   $    20,032

Adjustments to reconcile net (loss)
  earnings to cash flows from
  operating activities:

    Net adjustment to liquidation
      basis of accounting                34,686             --             --
    Depreciation                         14,798         31,300         29,587
    Deferred income taxes (benefit)       4,827           (407)        (5,377)
    Pension curtailment gain                 --         (6,556)            --
    Sale of accounts receivable              --         95,000         50,000
    Changes in operating assets and
      liabilities, exclusive of
      adjustments to liquidation
      basis:
        Accounts receivable               5,407         23,825        (11,510)
        Merchandise inventories         117,072        (10,219)          (658)
        Accounts payable and accrued
          expenses                      (82,323)         9,482          3,303
        Federal, state, and
          local taxes                   (14,154)       (17,895)         4,154
        Other                            (9,045)         6,090          3,481
                                    -----------------------------------------
        Total                            22,794        121,833         93,012
                                    -----------------------------------------

NET CASH USED FOR INVESTING ACTIVITIES
Acquisition of property, fixtures,
  and equipment                          (5,731)       (48,692)       (37,970)
Changes in other assets                    (403)        (3,764)        (5,917)
                                    -----------------------------------------
Total                                    (6,134)       (52,456)       (43,887)
                                    -----------------------------------------

NET CASH USED FOR FINANCING ACTIVITIES
Long-term borrowings                         --             --          5,000
Payment of long-term debt and capital
  lease obligations                     (14,624)       (37,320)       (11,147)
Decrease in short-term notes payable         --         (6,500)       (37,000)
Net proceeds from stock transactions        321          1,213          1,094
Cash dividends                           (5,733)       (14,092)        (8,357)
                                    -----------------------------------------
Total                                   (20,036)       (56,699)       (50,410)
                                    -----------------------------------------
Change in cash and equivalents           (3,376)        12,678         (1,285)
Cash and equivalents at beginning
  of period                              14,253          1,575          2,860
                                    -----------------------------------------
Cash and equivalents at end
  of period                         $    10,877    $    14,253    $     1,575
                                    =========================================



See accompanying notes.

                         Strawbridge & Clothier

               Notes to Consolidated Financial Statements

                     Years ended February 1, 1997,
                 February 3, 1996, and January 28, 1995


Prior to the adoption of a Plan of Reorganization and Liquidation as discussed in Note 1, the Company operated 40 retail stores, including department and self-service stores, which sold general merchandise in Philadelphia and the surrounding Delaware Valley area of Southeastern Pennsylvania, Southern New Jersey, and Northern Delaware. The Company granted credit to customers, substantially all of whom are residents of its trading area.

Subsequent to July 15, 1996, the Company's activities have involved the sale of its remaining assets and the settlement of its remaining obligations. At February 1, 1997, three Clover stores remained in operation pending resolution of lease obligations. The Company completed the sale of the Penrose Plaza store in February 1997, and closed the store on May 1, 1997 after a liquidation sale.


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

On July 15, 1996, the Company's shareholders approved a Plan of Reorganization and Liquidation involving certain transactions with The May Department Stores Company ("May") and Kimco Realty Corporation ("KIMCO"), and the dissolution of the Company following the sale, liquidation or disposal of all assets not purchased by May or KIMCO and the payment of all liabilities not assumed by May or KIMCO. As a result, the Company changed its basis of accounting from a going concern basis to the liquidation basis of accounting. Under this basis of accounting, assets and liabilities are stated at their net realizable value and estimated costs through the liquidation date are provided to the extent reasonably determinable. The Company began reporting on the liquidation basis of accounting as of the close of its second fiscal quarter, August 3, 1996.

In connection with the aforementioned approval, the Company will be liquidated and dissolved and May shares will be distributed to its shareholders, to the extent that such shares are not needed to fund payment of remaining obligations. Any remaining assets and liabilities will be placed into a liquidating trust established to provide for the Company's remaining obligations during liquidation. Based on the Consolidated Statement of Net Assets at February 1, 1997 and the May stock price of $44.50 per share at that date, management estimates that
 .37 shares of May stock would be received for each S&C share. The actual amount will be higher or lower as estimates reflected in the Consolidated Statement of Net Assets or the price per share of the May stock change.

                         Strawbridge & Clothier

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BASIS OF PRESENTATION (CONTINUED)

As a result of the change in the Company's basis of accounting from the going concern basis to the liquidation basis in accordance with generally accepted accounting principles, for all financial statements dated after August 2, 1996, assets have been valued at estimated net realizable value and liabilities have been reflected at their estimated settlement amounts, including estimated costs to be incurred during the period of liquidation. The valuations of the assets and liabilities are based on management's estimates and assumptions as of the date of the financial statements; actual realization of the assets and settlement of liabilities could be higher or lower than the amounts indicated. Estimates used in the liquidation basis of accounting are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and there are a number of important factors that could cause actual results to differ from the estimates including the period during which the remaining Clover stores will continue to be operated, the ability to obtain substitute tenants, settlement amounts of claims and other liabilities to be paid in the liquidation, the amounts to be received for assets which have not yet been sold, and the time period necessary to complete the Plan of Reorganization and Liquidation.


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.


USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         Strawbridge & Clothier

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT IN THE MAY DEPARTMENT STORES COMPANY COMMON STOCK

The Company's 4,457,309 May shares (including 3,080 shares received in December 1996 in lieu of cash dividends) are being carried at market value ($44.50 per share at February 1, 1997). The market value at August 3, 1996 was $45.50 per share. Realized and unrealized gains and losses are included in the Consolidated Statement of Changes in Net Assets in Liquidation. Dividends on May common stock are recognized on the record date. The per share value of May shares as of May 14, 1997 was $46.75.


MERCHANDISE INVENTORIES

Merchandise inventories at February 1, 1997 represent goods at the three remaining Clover stores which the Company plans to close. The inventory is stated at its estimated liquidation value, which is in excess of cost. Merchandise inventories at February 3, 1996 were priced at cost on the last-in, first-out method using internally developed price indices for most inventories. If the first-in, first-out method of determining inventory cost had been used, inventories would have been $33,235,000 higher than reported at February 3, 1996.


STORE PREOPENING COSTS

Store preopening costs were charged to expense in the year incurred and totalled $0, $1,417,000, and $28,000 in 1996, 1995, and 1994,
respectively.


PROPERTY, FIXTURES, AND EQUIPMENT

Property, fixtures, and equipment at February 1, 1997 are recorded at net realizable value. Property, fixtures, and equipment at February 3, 1996 are recorded at cost, which was depreciated by the straight-line method over the estimated useful lives of the assets. Amortization of capital lease assets was included in depreciation expense.


ADVERTISING COSTS

Advertising costs were expensed as incurred and totalled $12,369,000, $29,292,000, and $28,477,000 in 1996, 1995, and 1994, respectively.

                         Strawbridge & Clothier

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.


PER SHARE DATA

Earnings per share amounts are based on the weighted average number of shares of common stock and dilutive common stock equivalents (employee stock options) outstanding during each fiscal year. Common share equivalents have not been considered in loss periods as their effect would be anti-dilutive.


2. SIGNIFICANT TRANSACTIONS

MAY AGREEMENT

On April 4, 1996, the Company entered into an asset purchase agreement with May for the sale of substantially all of the assets of the Company's Department Store Division in exchange for May stock and the assumption by May of certain Department Store Division liabilities. The Company received 4,454,229 shares in accordance with the agreement.


KIMCO AGREEMENT

On August 28, 1996, the Company closed the sale of 23 of the Company's 26 Clover stores to Kimco Realty Corporation ("KIMCO"), Kohl's Department Stores, Inc., VC Retailers, Inc., and National Wholesale Liquidators of Philadelphia, Inc. for $35,500,000. At closing, $11,989,000 of the Company's applicable mortgage notes, accrued interest, and closing costs were paid, and the Company received $18,991,000 in cash. An additional $4,520,000 was placed into a claims administration trust account. This amount is included in Restricted cash in the accompanying Consolidated Statement of Net Assets in Liquidation.

                         Strawbridge & Clothier

2. SIGNIFICANT TRANSACTIONS (CONTINUED)

GORDON BROTHERS AGREEMENTS

On July 10, 1996, the Company entered into agreements with Gordon Brothers Partners, Inc. ("Gordon Brothers") for the sale of the inventory at all, and the operation of certain, Clover stores. In connection with the inventory sale, the Company received $63.4 million in proceeds. The agreements also authorized Gordon Brothers to liquidate the Clover fixtures. Proceeds from such fixture sales were remitted to the Company, net of deduction of compensation payable to Gordon Brothers.

Pursuant to the Gordon Brothers Agreement, on January 2, 1997, the Company repurchased any remaining inventory and resumed responsibility for ongoing operations of the Clover stores located in Mercerville, Penrose Plaza and Shore Mall, which were not sold as part of the KIMCO Agreement referred to above. The Company completed the sale of the Penrose Plaza location in February 1997 and closed the store on May 1, 1997 after a liquidation sale. The Company is continuing to negotiate the assumption of the leases for the two remaining locations. Gordon Brothers is continuing the operating management of these stores under its agreement with the Company.


TERMINATION OF RETIREE HEALTH CARE PLAN

In conjunction with the plan of liquidation, the Company terminated its retiree health care plan effective July 18, 1996. As a result, the Company recorded a one-time, noncash gain of $48.2 million in the quarter ended August 3, 1996. See Note 3.

                         Strawbridge & Clothier

3. NET ADJUSTMENT TO THE LIQUIDATION BASIS OF ACCOUNTING

The net adjustment at August 3, 1996 to convert from the going concern basis to the liquidation basis of accounting consisted of the following (in thousands):


                                                      (INCOME)
                                                       EXPENSE
                                                      --------
Gain on sale to May                                   $(75,732)
Loss on sale to KIMCO                                   30,730
Loss on sale to Gordon Brothers                          1,300
Gain on termination of retiree health care plan        (48,223)
Adjustment of remaining assets and liabilities
   to net realizable value                              60,416
Estimated costs associated with carrying
   out plan of liquidation                              78,270
Unrealized gain on investment in May
   common stock--7/18/96 -- 8/3/96                     (12,075)
                                                      --------
                                                      $ 34,686
                                                      ========


4. ACCOUNTS RECEIVABLE

The Company entered into an agreement in January 1995 under which it could sell, on a revolving basis, up to $50,000,000 of the Company's private label credit card accounts receivable. In November 1995, the Company entered into an agreement that increased the amount of receivables the Company can sell to $150,000,000. The amount of receivables sold was $145,000,000 at February 3, 1996. The Company accounted for these sales under the provisions of FASB Statement No. 77, "Receivables Sold With Recourse." Under the recourse provisions of the agreement, the Company was obligated to cover uncollectible receivables within specified limits. The Company remained contingently liable for approximately $31,990,000 of the sold receivables at February 3, 1996 and established an accrual of $7,560,000 to reserve for any such uncollectible receivables.

In July 1996, the Company's private label credit card receivables were sold to May as part of the May Agreement described in Note 2.

                         Strawbridge & Clothier

5. DEBT AND REVOLVING CREDIT FACILITY

In connection with the Liquidation, the Company entered into a $25 million revolving credit facility, which is available through the Company's dissolution. Advances under the facility are to be used solely as a liquidity facility to assist in the settlement of liquidation claims and for working capital purposes. The facility is secured by the Company's pledge of 630,000 shares of common stock of The May Department Stores Company as well as other property and assets of the Company. The aggregate liability may not exceed seventy-two percent (72%) of the market value of the shares comprising the collateral. At February 1, 1997, $12,200,000 was outstanding under this facility. The interest rate is 5.67% at February 1, 1997. All outstanding amounts were repaid in March, 1997 with a portion of the proceeds of the Company's income tax refunds.

At February 1, 1997, debt and capital lease obligations also included $1,931,000 representing a capital lease obligation for the Company's Mercerville Clover store. Principal and interest payments of $26,503 are payable monthly.

At February 3, 1996, long-term debt due after one year consisted of the following (in thousands):


      6.625% notes due October 15, 2003                    $ 49,645

      Series A Senior Notes, maturing equally from
      1996 to 2004 with interest at 9.2%                     21,819

      Series B Senior Notes, due September 30, 1999,
      with interest at 9.0%                                  20,000

      Mortgage notes payable, at rates ranging from
      8.5% to 10%, due in installments, maturing
      from 2 to 12 years                                     12,894

      Senior Note, due October 15, 1997, with
      interest at 7.04%                                      25,000
                                                           --------
                                                           $129,358
                                                           ========

                         Strawbridge & Clothier

5. DEBT AND REVOLVING CREDIT FACILITY (CONTINUED)

During 1996, all of the above debt was transferred or satisfied in connection with the transactions described in Note 2.

There were no compensating balance arrangements in connection with debt or credit lines.

Interest paid, net of amounts capitalized, was: 1996--$11,768,000; 1995--$19,428,000; and 1994--$19,833,000.


6. RETIREMENT BENEFITS

DEFINED BENEFIT PLANS

The Company provided pension benefits under the Strawbridge & Clothier Employee Retirement Plan (the "Plan"). Effective January 31, 1996, the benefits that were earned by all present participants in the Plan were frozen. Employees who did not meet plan eligibility requirements prior to January 31, 1996 are not eligible to participate in the Plan. For participants with at least fifteen years of eligibility service and whose age and service add up to seventy, earnings over the next three years will be used in determining their final benefit. The benefits for all other participants have been determined as of January 31, 1996, based on current years of service and salary levels. As a result of these changes, the Company recorded a one-time, noncash curtailment gain in fiscal 1995 of $6,556,000, which is included in other income.

Net pension cost was $0, $3,269,000, and $3,233,000 in 1996, 1995, and
1994, respectively.

During December 1996, May assumed from Strawbridge & Clothier and became the sole sponsor of the Plan.

The Company sponsored an unfunded, nonqualified Deferred Compensation Plan, which provided retirement benefits for certain key executive officers. The accrued liability for this plan is included in accrued retirement costs in the accompanying consolidated balance sheet at February 3, 1996. At December 31, 1995, the accumulated benefit obligation for this plan was $10,355,000 and the projected benefit obligation was $10,769,000. Obligations under this plan were assumed by May.

                         Strawbridge & Clothier

6. RETIREMENT BENEFITS (CONTINUED)

401(K) PLAN

The Company had a 401(k) Retirement Savings Plan, under which employees were able to defer a portion of their compensation. In connection with the Company's ongoing liquidation, the 401(k) Retirement Savings Plan was terminated in June 1996. All amounts were distributed to Plan participants by the end of September 1996. Prior to its termination, the Company contributed an amount equal to 1.5% of each participant's compensation for each Plan year. Matching expense was $716,900, $630,000, and $882,000 for 1996, 1995, and 1994, respectively.


7. COMMON STOCK

Series A and Series B shares are entitled to one and ten votes per share, respectively. Series B shares are convertible on a share-for-share basis into Series A shares. Series A shares are freely transferable while Series B shares were only transferable to certain permitted transferees. Series A Common Stock is entitled to cash dividends at least 10% higher than any cash dividend declared on Series B Common Stock.

The Company offered Series A Common Stock to employees for purchase through payroll deductions under its 1991 Employee Stock Purchase Plan. The purchase price was 85% of the closing market price on the offering date or the purchase date, whichever is lower. During fiscal 1996, 21,336 shares were issued at an average price of $14.00. In 1995, 76,870 shares were issued at an average price of $17.00.

The Company also has stock option plans which provide for granting to key employees qualified and nonqualified options to purchase common stock of the Company. Generally, options are granted for a term of ten years and become exercisable immediately. During fiscal 1996, 1,038 shares were issued upon exercise of options at an average price of $21.03. During fiscal 1995, 2,044 shares were issued upon exercise of options at an average price of $19.14. No options were exercised during fiscal 1994. Options to purchase 147,343 shares of Series A Common
Stock at an average price of $26.39 were outstanding at February 1, 1997.

                         Strawbridge & Clothier

7. COMMON STOCK (CONTINUED)

At February 1, 1997, there were 20,000,000 shares of Series A common stock and 20,000,000 shares of Series B common stock authorized and 10,602,196 shares of Series A common stock and 33,988 shares of Series B common stock outstanding.


8. INCOME TAXES

Income taxes recoverable at February 1, 1997 consists primarily of federal income taxes recoverable through carryback of net operating losses. In March 1997, the Company received $22.5 million of federal tax refunds.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As a result of the Plan of Reorganization and Liquidation, there are no deferred income taxes at February 1, 1997. The components of deferred tax liabilities and assets as of February 3, 1996 were as follows (in thousands):


            Deferred tax liabilities:
               Depreciation                       $18,078
               Other--net                           3,812
                                                  -------
                                                   21,890
                                                  -------

            Deferred tax assets:
               Retiree health care obligation      14,854
               Accruals and reserves               11,863
                                                  -------
                                                   26,717
                                                  -------
            Net deferred tax assets               $ 4,827
                                                  =======

                         Strawbridge & Clothier

8. INCOME TAXES (CONTINUED)

The components of income tax expense (benefit) are as follows (in thousands):


                              1996         1995          1994
                          -----------------------------------
Current:
   Federal                $(24,037)     $(4,111)      $13,886
   State                        --           20         1,549
                          -----------------------------------
                           (24,037)      (4,091)       15,435

Deferred:
   Federal                   4,827         (116)       (3,927)
   State                        --         (291)       (1,450)
                          -----------------------------------
                             4,827         (407)       (5,377)
                          -----------------------------------
                          $(19,210)     $(4,498)      $10,058
                          ===================================

The $19,210,000 net income tax benefit reflects the current benefit of recoverable income taxes created by the carryback of the tax net operating loss, offset by the reduction of the prior-year deferred tax asset to zero. Due to the Plan of Reorganization and Liquidation, there are no additional loss carryforwards, and no additional taxes available for refund.

A reconciliation of the effective income tax rate with the statutory federal income tax rate is as follows:


                              1996         1995          1994
                          -----------------------------------
Federal tax rate             (34.0)%      (34.0)%        35.0%
Losses not benefited           5.6          0.0           0.0
State taxes (benefit),
   net of federal taxes        0.0         (1.6)          0.2
Jobs tax credit                0.0         (0.8)         (1.9)
Effect of state statutory
   tax rate change             0.0          1.1           0.0
Other                          0.0          1.4           0.1
                          -----------------------------------
                             (28.4)%      (33.9)%        33.4%
                          ===================================

Income taxes (refunded) paid were as follows: 1996--$(5,000,000); 1995--$13,309,000; 1994--$11,735,000.

                         Strawbridge & Clothier

9. COMMITMENTS AND CONTINGENCIES

LEASES

Future minimum rental commitments as of February 1, 1997, for the Shore Mall Clover store, which is the only remaining significant operating lease obligation are as follows: 1997--$684,000; 1998--$684,000;
1999--$701,000; 2000--$787,000; 2001--$787,000; 2002--$787,000;
2003--$787,000; 2004--$656,000.  These amounts do not consider reductions which may occur as the Company continues to negotiate the assumption of this lease.

Total net rental expense amounted to:

                                       Fiscal Year
                              1996         1995          1994
                           ----------------------------------
Minimum rentals            $ 3,684      $ 7,318       $ 5,661
Contingent rentals,
   based on sales              535        1,222         1,310
Sublease rentals              (256)        (973)       (1,022)
                           ----------------------------------
                           $ 3,963      $ 7,567       $ 5,949
                           ==================================


CONTINGENCIES

In connection with its dissolution, the Company, as required by Pennsylvania Business Corporation Law ("PBCL"), notified all known entities having claims against the Company and also served public notice of its planned dissolution. These notices requested entities to provide sufficient detail to enable the Company to evaluate the substance of any claims against the Company. To the extent the Company rejected any claims in accordance with PBCL, such claim is permanently barred unless the claimant whose claim was rejected had commenced an action within 90 days of the Company's mailing of the rejection notice.

The Company has been named as a defendant in several actions related to its dissolution. In one of those actions, the Company's Directors were also named as defendants. In another action, the plaintiffs seek to enjoin the distribution of May shares to the

                         Strawbridge & Clothier

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

CONTINGENCIES (CONTINUED)

Company's shareholders. While management believes these actions are without merit and that adequate accruals have been established in the accompanying consolidated financial statements to provide for any costs that may be incurred with respect to these contingencies, there can be no assurance as to the time of payment or that the ultimate settlement of these claims will not be higher or lower than the amounts recorded.


OTHER

In fiscal 1995, the City of Philadelphia advised the Company that it planned to exercise its eminent domain power to acquire the Company's Department Store Distribution Center. The Distribution Center was acquired by the City of Philadelphia during 1996, with the Company receiving $9.2 million in proceeds. As part of the May Agreement, these funds were remitted to May. The Company will also receive an amount from the City of Philadelphia for the value of the in-place fixtures at the Distribution Center.

Outstanding letters of credit at February 1, 1997 amounted to approximately $509,000. In February 1997, the Company placed an additional letter of credit in the amount of $3,000,000, which was required under the terms of its operating agreement with Gordon Brothers (see Note 2). This amount was subsequently reduced to $1,000,000 as a result of the closing of the Penrose location and the commencement of a going-out-of-business sale at the Mercerville location.

                         Strawbridge & Clothier

10. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data are as follows (in thousands):


                                             Fiscal Quarter Ended
                             --------------------------------------------------
                               May 4,    August 3,    November 2,   February 1,
                               1996        1996          1996          1997
                             --------------------------------------------------
Net sales                    $208,127    $184,587     $     --    $      --
Gross profit                   46,407      29,494           --           --
Adjustment to the
   liquidation basis of
   accounting                      --     (34,686)(1)       --           --
Increase (decrease) in net
   assets in liquidation           --          --       (1,014)     (14,520)(3)
Net loss                       (6,932)    (41,542)(1)       --           --
Net loss per common share       (0.65)      (3.91)(1)       --           --


                                             Fiscal Quarter Ended
                             --------------------------------------------------
                             April 29,    July 29,    October 28,   February 3,
                               1995        1995          1995          1996
                             --------------------------------------------------
Net sales                    $198,625    $218,551     $225,504    $ 337,918
Gross profit                   45,465      47,081       52,271       89,308
Net earnings (loss)            (6,064)     (9,079)      (7,232)      13,588(2)
Net earnings (loss) per
   common share                 (0.58)      (0.86)       (0.68)        1.28(2)

(1) Restated from previously reported amount.
(2) Includes gain on curtailment of pension plan of $4,320, or $.41 per share.

(3) Results primarily from the decrease in market value of The May Department Stores Company Common Stock from $47.75 at November 2, 1996 to $44.50 at February 1, 1997.